

2024

ANNUAL REPORT

AvePoint, Inc. 2024 Annual Report

Dear AvePoint Shareholders

Businesses today – of all sizes, in all regions, and across every industry – face a host of challenges as they continue along critical digital transformations that rely heavily on managing and protecting data. These include moving to hybrid cloud systems, the explosive growth of data, advanced cybersecurity threats, complex regulations, and the need for automation.

In 2024, AI further amplified these challenges – which we view as opportunities – and this intensification will only continue this year. Rapid innovation is making large language models more accessible, leveling the playing field. More companies will adopt AI, and value will ultimately accrue to organizations not with the best large language models, but with the highest quality data. These are complex and challenging times, and as companies navigate this evolving landscape, they need a technology partner to help them thrive securely and efficiently.

AvePoint is that partner. Our expertise in data security, governance, and resilience enables businesses to unlock the full potential of their data, accelerate transformation, and drive innovation securely. By integrating cutting-edge technologies and robust data management strategies, we position businesses for unprecedented success.

The need for high-quality data only strengthens AvePoint's role in the AI value chain. Our holistic approach to AI deployment integrates data security, governance, and business continuity solutions into an easy-to-deploy platform, making AvePoint the preferred provider worldwide. This approach, the foundation of our *Beyond Secure* philosophy, solves the problems of traditional data management, which often involves piecemeal solutions that breed complexity and erode confidence. By comprehensively tackling these challenges, we build trust and enable our customers to focus on innovation and competitive advantage without worrying about their data.

Our results in 2024 demonstrate our ability to balance strong growth at scale with improving profitability, a top priority for AvePoint. Our total ARR reached $327 million, growing 25% adjusted for FX, with all three geographies (Americas, EMEA, and APAC), and all three customer segments (enterprise, mid-market and SMB) – delivering ARR growth above 20%. Total revenues were $330.5 million, up 22% on a constant currency basis, and included SaaS revenues of $230.7 million, which grew 44% on a constant currency basis. Non-GAAP operating margins of 14.4% represented year-over-year expansion of more than 600 basis points, and importantly, we achieved GAAP profitability for 2024, a year ahead of schedule.

In short, AvePoint is exhibiting the maturity, sophistication, and characteristics of a true multinational technology company. The strong foundation we've established over the last 20-plus years will allow us to continue profitably scaling our growth.

Today, more than 25,000 customers rely on the AvePoint Confidence Platform to prepare, secure, and optimize their critical data across Microsoft, Google, Salesforce, and other collaboration environments. Our nearly 3,000 AvePointers around the world do not take this responsibility lightly. We are grateful for the trust our customers, partners, and shareholders place in us, and I'm proud of our team's continued hard work and commitment to advance the digital workplace, capture growing markets, and prioritize profitable growth.

As we look ahead, we are ready for AvePoint's next milestone - $1 billion dollars in ARR, which we are targeting to achieve by 2029. The entire team of AvePointers is laser focused on this opportunity, and to propel us forward toward this goal, we are focusing on several strategic priorities:

1. accelerating customer adoption and retention by streamlining our solutions approach;

2. expanding the Confidence Platform with new solutions and enhanced capabilities – particularly as we scale our multi-cloud ecosystem approach;

3. the continued scaling of our channel ecosystem, including a newly revamped partner program;

4. broadening our market and geographic presence to drive greater adoption and new logo acquisition; and

5. making strategic acquisitions and investments to strengthen our SaaS business and expand our customer reach.

These initiatives, supported by our strong balance sheet, position us well for sustainable growth and the ability to pursue larger, more transformational deals.

There is much to be excited about – the demand and the market opportunity are there for us, and our relentless focus on execution and enabling companies to adapt and compete in today's dynamic landscape leave us well positioned to continue driving shareholder value in 2025 and the years to come.

Thank you for your continued support, and best wishes to you and your families.

Best Regards,







Dr. Tianyi Jiang (TJ)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ___________.

Commission file number: **001-39048**

AvePoint, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**83-4461709**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

525 Washington Blvd, Suite 1400
Jersey City, NJ 07310
(Address of principal executive offices) (Zip Code)

(201) 793-1111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**AVPT**	**The Nasdaq Global Select Market**
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	**AVPTW**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's voting and non-voting common stock held by non-affiliates of the Registrant was $1,333,490,747.20 based on the closing sale price as reported by Nasdaq. As of February 26, 2025, there were 201,831,243 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the *"Proxy Statement"*) to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024, are incorporated by reference into Part III.

AVEPOINT, INC.
FORM 10-K
For the Fiscal Year Ended December 31, 2024
TABLE OF CONTENTS

This Annual Report on Form 10-K (this "**Annual Report**") of AvePoint, Inc. (hereinafter referred to as the "**Company**," "**AvePoint**," "**we**," "**us**" and "**our**") includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "**Securities Act**"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Forward-looking statements, as well as descriptions of the risks and uncertainties that could cause actual results and events to differ materially, may appear throughout this Annual Report, including in the following sections: "Business" (Part I, Item 1 of this Annual Report), "Risk Factors" (Part I, Item 1A of this Annual Report), "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Annual Report), and "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Annual Report). These risks and uncertainties also include, but are not limited to, those described from time to time in the Company's reports filed with the Securities and Exchange Commission ("**SEC**").

These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events, or developments that we expect or anticipate will occur in the future — including statements relating to volume growth, sales, earnings, and statements expressing general views about future operating results — are forward-looking statements. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and are based on the beliefs of, as well as assumptions made by and information currently available to, our management. Our management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Readers should evaluate all forward-looking statements made in the context of these risks and uncertainties. The important factors referenced above may not contain all of the factors that are important to investors.

In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise, except as required by law. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications.

PART I

ITEM 1. BUSINESS

Company Overview

AvePoint empowers organizations of all sizes, industries, and regions with its cloud-native data management software platform, enabling them to prepare, secure, and optimize their critical data. The AvePoint Confidence Platform unifies data security, governance, and business continuity into a seamless, resilient experience, addressing the most pressing challenges in today's complex digital landscape.

In a world where data is sprawling across hybrid work environments and generative artificial intelligence ("**AI**") technologies are rapidly emerging, AvePoint stands out with its platform-first strategy. By integrating features and solutions to optimize operations, AvePoint delivers more than basic security controls—it redefines how businesses manage their most sensitive data and critical assets. This holistic and automated approach enables organizations to secure the perimeter for sensitive data, strategically govern digital workspaces, and ensure compliance with evolving regulatory requirements.

Organizations today face a host of challenges that make a robust data management strategy indispensable, including:

■ **Optimizing data for AI:** As organizations modernize their data ecosystems, the complexities of leveraging generative AI technologies require proper governance, security, and lifecycle management. With AvePoint, companies can extract more value from complex datasets, make informed decisions, reduce workloads, and enhance customer experiences.

■ **Explosive data growth:** The hybrid work model and software-as-a-service ("**SaaS**") proliferation have led to a surge in unstructured, sensitive data. AvePoint's solutions tackle the sprawl with robust control and protection measures to manage this growth.

■ **A dangerous threat landscape and complex regulations:** Companies are navigating increasing cyber threats and global regulatory demands. AvePoint ensures data is protected, secure, and compliant, helping mitigate financial, operational, and reputational risks.

■ **The need for automation:** To monitor, govern, and respond to threats efficiently, organizations require streamlined, automated platforms that deliver rapid value. AvePoint's automation layer integrates seamlessly to achieve this efficiency.

Guided by its **Beyond Secure** philosophy, AvePoint goes beyond traditional boundaries to inspire trust, enabling organizations to focus on innovation while protecting against data breaches and unauthorized access. For over 20 years, AvePoint has continually innovated to provide solutions that meet the demands of modern data management, empowering businesses to overcome challenges and unlock new possibilities in an ever-evolving landscape.

Platform Overview

The AvePoint Confidence Platform delivers a comprehensive and integrated set of SaaS solutions, empowering users in a variety of technology roles—including IT operations, development operations, and cybersecurity—to govern and secure the digital workplace.

Built on a Platform-as-a-Service (PaaS) architecture, it combines modularity with tailored, industry-specific functionality to address critical operational challenges and manage data effectively across third-party cloud vendors like Microsoft, Salesforce, Google, AWS, Box, and Dropbox. With extensions to existing cloud services and new applications leveraging common underlying SaaS services, the platform provides superior flexibility, and presents a compelling solution for organizations seeking efficient, consolidated solutions amidst budget uncertainty and the demand for faster ROI.

With these capabilities, the Confidence Platform allows organizations to move forward confidently, thriving within a sustainable security framework. It stands out from competitors through three key differentiators:

■ **A Complete, Actionable Picture of Your Data Estate:** The platform's Command Centers enable organizations to establish a comprehensive view of pressing business issues and implement scalable, automated remediation, ensuring seamless governance and management of vast amounts of critical information.

■ **Shared Accountability:** Scalable security requires a culture of responsibility. The Confidence Platform empowers data leaders to operationalize digital workspace security, promoting accountability from data owners and streamlining governance across multiple collaboration platforms.

■ **Programmatic Protection:** The platform employs a tiered data protection strategy to minimize attack surfaces and compliance risks while delivering exceptional data security. Its integrated approach to data security and governance provides risk management, audit, and regulatory teams with the assurance they need to meet compliance obligations efficiently.

The AvePoint Confidence Platform is organized into three interconnected suites, each addressing specific business drivers and customer needs:

■ **The Control Suite:** Focused on automating data governance and proactively enforcing policies to reduce security risks. Infrastructure and operations teams can oversee and protect business-critical data across multiple collaboration tools.

■ **The Resilience Suite:** Designed to ensure business continuity, preserve critical records, and facilitate compliance with regulations. It provides risk management and regulatory teams with the tools to navigate the complex compliance landscape effectively.

■ **The Modernization Suite:** Focused on transforming legacy data and processes for modern SaaS platforms. It empowers change management teams to drive digital transformation with AI-ready solutions, enhancing employee engagement and productivity while accelerating the impact of these changes.

Built with **security and scale** in mind, the AvePoint Confidence Platform operates across 14 global data centers, adhering to rigorous industry standards, including ISO certifications, HITRUST CSF, SOC 2 Type II accreditation, and FedRAMP (Moderate) Authorization. This ensures that customers benefit from continuous upgrades, enhanced security, and the ability to meet evolving data management challenges.

As a result, the AvePoint Confidence Platform stands out as a true platform offering, delivering spend consolidation, efficiency gains, and immediate value for customers. It doesn't just solve problems—it redefines how businesses secure, govern, and optimize their most critical data assets, empowering them to thrive in the transformative era of AI-driven innovation.

Within each suite are a number of capabilities addressing critical customer needs. The products are typically licensed according to the number of users within the organization, while some include a consumption-based component. Lastly, because the AvePoint Confidence Platform is built upon a common data engine and common data layer, the purchase of products from multiple suites provides an incremental benefit to customers in the form of more intelligent and relevant data insights and automation.

- **The Control Suite** offers the following capabilities:

  o *Operationalize collaborative workspaces*: centralize the management of SaaS solutions and productivity applications, with the flexibility to configure and delegate control for different end-users;
  o *Regulatory compliance automation*: Implement, enforce, and prove that access and configuration policies across collaborative workspaces comply with internal or regulatory requirements;
  o *Access and risk management*: gain insight into who has access to critical data and where the company is at risk; and
  o *Cost optimization*: maximize the return on SaaS subscription investments through real-time management and allocation of entitlements;

- **The Resilience Suite** offers the following capabilities:

  o *Backup-as-a-Service*: support workloads in cloud Infrastructure-as-a-Service and PaaS, including protection against and recovery from ransomware attacks, accidental deletions and user error in a variety of SaaS applications, as well as support for a range of on-premises workloads;
  o *Data classification*: automate data tagging, classification and protection to prevent loss;
  o *Storage optimization*: archive stale content from active systems to reduce cloud storage costs and improve data quality; and
  o *Information lifecycle management*: manage information and ensure compliance, optimize cloud storage, streamline processes, and unlock data driven insights.

- **The Modernization Suite** offers the following capabilities:

  o *Data modernization and restructuring:* seamlessly move and transform legacy data for use by modern SaaS platforms;
  o *Process modernization:* transform manual processes with built-in data insights and process automation for Line of Business and role-based applications; and
  o *Workforce transformation measurement:* enable employees to thrive through AI-powered insights into employee engagement and sentiment.

Our Growth Strategy

Our aggressive pursuit of the enormous long-term market opportunity we see includes the following growth strategies:

- ***Accelerate Customer Adoption and Retention***. Given the importance of the data we protect, the workloads we service, and the cost and functionality benefits we offer, customers quickly find our solutions to be mission critical. Nevertheless, we constantly seek to increase customer satisfaction, decrease time to value, reduce customer churn and set up successful land and expand opportunities. To do so, we have made significant investments in our customer success program and in technology which provides additional telemetry to enhance our understanding of how customers use our solutions, which we believe will deepen our relationships with existing customers.
- ***Expand the AvePoint Confidence Platform Offerings.*** We have built a differentiated platform that addresses a number of strategic use cases, and we plan to introduce new and adjacent products to extend our current operational and data management value proposition and to improve the functionality of existing products and features, with a particular focus on AI ready solutions that transform and enrich data. We will also continue investing to support Microsoft, Salesforce, Google, AWS, Box, DropBox and other ecosystems for our customers, many of whom leverage multiple cloud vendors.
- ***Broaden our Market Presence.*** The market we are targeting is rapidly growing and largely unpenetrated. We sell to organizations of all sizes, in all regions of the world, and across a broad array of industries. We have seen strong new customer growth, especially in the small business segment, by leveraging our global partner ecosystem, and through the expansion of our direct sales force both in regions where we have an established presence and in new markets where cloud adoption is growing.
- ***Continue Scaling our Partner and Channel Ecosystem***. The ongoing cultivation of our strategic relationships with partners will support the continued penetration of markets in which we previously lacked presence, and those in which we have a presence that can be expanded. Our partner network today offers particular value in our pursuit of small and mid-sized customers and prospects, and we continue to invest here to accelerate our market growth. We expect that the continued scaling of this ecosystem will be a critical component of our ability to drive profitable growth going forward.

- ***Opportunistically Pursue Strategic Acquisitions and Investments***. While the large majority of our current offerings were built organically, we frequently evaluate whether it is more efficient to build solutions or pursue acquisitions that accelerate our product roadmap. Since 2022, we have completed six small acquisitions, and we expect that strategic acquisitions and investments will be an important growth driver for our business. This may include acquiring or investing in businesses or products with complementary technologies and/or functionality to our existing product offerings, or that reduce the time or costs required to develop new technologies, augment our engineering workforce, improve our internal business and operating systems, and enhance our technological capabilities.

Sales, Marketing and Customers

Sales

Our global go-to-market strategy allows us to efficiently sell to and serve the needs of organizations across market segments and geographies. This strategy, which combines the expertise of our highly-trained direct sales force with the leverage of valuable indirect routes to market, including our strong and growing partner ecosystem, has created a powerful and differentiated go-to-market approach.

In addition, our increased investment in our customer success program, which reflects our strategy of improving both customer adoption and retention, positions us to continue expanding within our existing customer base, which we believe remains a significant growth opportunity. This team employs a proactive, relationship-focused approach, designed to ensure that our valued customers get the care they need to rapidly deploy, and receive value from, their investment in the AvePoint Confidence Platform and the AvePoint *Elements* Platform.

Our direct sales force is organized by geography and customer size, as discussed further below.

In addition, we employ a number of indirect routes to market, which include the following:

- **Channel Ecosystem**. We leverage our partner and distribution channel network across customers of all sizes, especially those in the small business and mid-market segments. As of December 31, 2024, our global channel partner program includes approximately 5,000 managed service providers, value added resellers, and systems integrators.
- **Partner Marketplaces**. Our solutions are available in more than 100 software marketplaces around the world through our distribution and marketplace partners. We leverage marketplaces to create operational efficiencies with automation in procurement and provisioning, and to grow and scale our acquisition of the small business market, primarily through managed service providers ("*MSPs*"). Our AvePoint *Elements* Platform, which is aimed specifically at enabling MSPs to seamlessly manage multiple clients, clouds and tenants, reflects our ongoing focus on and investment in this important route to market, as further discussed below.
- **Strategic Partnerships**. Hyperscalers serve as important supply chain partners to AvePoint and provide the opportunity to scale our technology across global data centers. Today, we are a top global partner of Microsoft with a holistic alliance that incorporates technology, sales, and marketing initiatives to ensure that we enable organizations worldwide to maximize their Microsoft Cloud investments. Our partnership offers several strategic advantages, including early access to Microsoft's product roadmap, as well as Microsoft's President, Collaborative Apps and Platforms, serving on our Board of Directors (the "*Board*") since 2014. We have been named a global Microsoft Partner of the Year six times, most recently in 2024, which recognizes partners that have developed and delivered outstanding Microsoft Cloud solutions and innovation. In addition, our strategic partnership with Google is aimed at accelerating product adoption and growth from net new customers currently using Google Workspace, by driving greater awareness of our solutions.

AvePoint has a product line designed specifically for the indirect route to market. The AvePoint *Elements* Platform is designed to drive significant growth by empowering MSPs to serve clients more efficiently while offering better services. In this selling motion, AvePoint enables channel partners to focus on maximizing margins through streamlined operations that are powered with the AvePoint *Elements* Platform.

The AvePoint *Elements* Platform makes it easy for MSPs to consolidate security, data protection policies, archiving, user management, workspace management and more into a single, streamlined platform. This empowers MSPs to deliver more services and drive more efficient revenue growth, and enables them to stand out in a competitive market by excelling in key areas like end-user management, data security, Azure DevOps, and Entra ID. In addition, the platform's advanced features further enhance its value by addressing critical operational needs:

Baseline Management simplifies multi-tenant security and compliance settings by enabling MSPs to create and customize baseline analyses for their customers that use Microsoft 365 services. This centralized approach ensures streamlined management, proactively addresses configuration drift to maintain consistency, and allows for point-in-time backup and restoration of tenant configurations and settings.

Workspace Governance equips MSPs to manage security, access, data management, and Copilot reporting, allowing MSPs to efficiently scale governance models so their customers can streamline their use of the tools they need to power their business.

Risk Monitoring protects client environments with proactive tenant security monitoring. The platform enforces security rules, identifies and addresses potential risks, and ensures rapid resolution of issues, allowing MSPs to prevent data security breaches and ransomware attacks for their customers.

Marketing

Our global marketing organization is built on the foundation that our brand is our most valuable asset, shaping trust, differentiation, and long-term customer loyalty. We prioritize brand strength as the engine of demand and revenue growth, ensuring that our presence in the market is not only recognized but also deeply trusted.

Through multi-platform campaigns that leverage our expertise, content, technical resources, and customer success stories, we capture mindshare, establish thought leadership, and drive demand generation. These campaigns are designed to meet customers at every stage of their journey—whether they are exploring industry trends, evaluating solutions, or expanding their existing investments with us.

By integrating brand-building with demand generation, we seek to drive higher engagement, improve conversion efficiency, and reduce customer acquisition costs, ensuring that marketing execution is both scalable and impactful. We utilize a robust mix of marketing and sales automation tools, as well as product- and industry-specific criteria, to efficiently reach decision-makers across all customer segments. This approach is continuously refined through performance analytics, sales feedback, and customer insights, reinforcing our belief that a strong brand accelerates growth and maximizes long-term revenue outcomes.

Customers

We sell to organizations of all sizes, in all regions of the world, and across a broad array of industries. Our customers are located in more than 100 countries and, as of December 31, 2024, numbered more than 25,000. Additionally, no customer accounted for more than 10% of billings for the years ended December 31, 2024 and 2023, and no customer made up more than 10% of accounts receivable for the years ended December 31, 2024 and 2023.

We classify our customer base by size and geography:

- **Small Business ("*SMB*") segment**. Companies with fewer than 500 user seats that we serve entirely through channel partners, especially MSPs. The typical buyer in this segment is the partner. As of December 31, 2024, the SMB segment accounted for 19% of our total annual recurring revenue.
- **Mid-Market segment**. Companies with greater than 500 but fewer than 5,000 user seats that we serve through a combination of channel partners and our direct sales teams. The typical buyer in this segment is the CISO, CTO or the CIO for direct sales, and the channel partner for indirect sales. As of December 31, 2024, the Mid-market segment accounted for 28% of our total annual recurring revenue.
- **Enterprise segment**. Companies with greater than 5,000 user seats that we primarily serve through our direct sales teams. The typical buyer in this segment is the CISO, CTO or the CIO. As of December 31, 2024, the Enterprise segment accounted for 53% of our total annual recurring revenue.
- **Geography**. Classification is based on the customer's billing address and is divided into (1) North America; (2) Europe, the Middle East, and Africa ("*EMEA*"); and (3) Asia-Pacific ("*APAC*"). As of December 31, 2024, North America represented 44% of our total annual recurring revenue, EMEA represented 35% of our total annual recurring revenue, and APAC represented 21% of our total annual recurring revenue.

Research And Development

We constantly seek to develop new offerings, drive improvements to our existing offerings, and enhance support of our existing customer deployments. We leverage agile development methodologies and work with the latest technologies, resulting in a dynamic, state of the art, software development process that has allowed us to quickly deliver high-quality products and services and adapt to market changes and new requirements. We believe delivering and expanding product functionality is critical to enhancing the success of new and existing customers while new product development further reinforces our breadth of solutions.

Intellectual Property

We rely on a combination of trade secrets, copyrights, and trademarks to establish and protect our intellectual property rights. We also rely on contractual protections, such as license, assignment, and confidentiality agreements, and technical measures. We pursue the registration of domain names, trademarks, and service marks in the United States and in various jurisdictions outside the United States. We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international intellectual property laws. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation, and other proprietary information. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf and agreeing to protect our confidential information. In addition, we generally enter into confidentiality agreements with our vendors and customers.

Competition

While certain companies offer products with features similar to those embedded in our individual solutions and with which we compete in certain tactical use cases, we do not believe that any company offers the same breadth of functionalities that we offer in a single integrated platform.

Our competition is primarily from standalone point solutions that aim to replicate the value provided by our suites or one of the products contained therein. We believe our platform offering provides a meaningful competitive advantage, due to breadth of functionality, ease of use, scalability, rigor of security protocols, integration with third-party applications and data sources, time to value and total cost of ownership.

Seasonality

Our quarterly revenue can fluctuate and does not necessarily grow sequentially when measuring any one fiscal quarter's revenue against another. Historically, our first quarter has been our lowest revenue quarter and our fourth quarter has been our highest revenue quarter, however those results are not necessarily indicative of future quarterly revenue or full year results. Additionally, the timing of new product and service introductions can significantly impact revenue. Lastly, the mix of revenues in any given quarter can cause fluctuations in our reported results, due to differing revenue recognition principles, as discussed further below.

Human Capital

The success of our people is the success of our Company, making our talent strategy a core focus of our operations. We received accolades designating us as a "best place to work" in 2024, including recognition from Inc. Magazine and Forbes. Our key human capital objectives include attracting and developing top talent, engaging our team in an environment where they thrive, and integrating our core values into our operating practices.

Our values are long-held beliefs that guide the behaviors of our global teams and are foundational to our present and future success. These are not 'statements on a wall' but a true representation of how we act as a team:

- **Agility:** We value quick, informed decision-making to meet and exceed customer expectations. We subscribe to a growth mindset, which contributes to our entrepreneurial and learning spirit.
- **Passion:** Drive and energy are contagious here; we are not just going through the motions. We do things that are impactful and, as a result, amplify our customers' success.
- **Teamwork:** We are invested in the success of our colleagues, partners, customers, and communities. We do this by promoting global collaboration and taking pride in helping, sharing, mentoring, and coaching each other.

Team

As of December 31, 2024, we had 2,934 employees globally. A large percentage of our employees have technical and professional backgrounds and undergraduate and/or advanced degrees. Our professional staff includes programmers, data and computer scientists, electrical and mechanical engineers, software and hardware specialists, project managers, sales and marketing professionals, and a multi-disciplinary support infrastructure. None of our employees are represented by a labor union with respect to their employment. We are not aware of any employment circumstances that are likely to disrupt our work efforts. See the section titled "*Risk Factors*" (Part I, Item 1A of this Annual Report) for a discussion of the risks related to the loss of key personnel or our inability to attract and retain qualified personnel.

<u>Recruitment and Internal Mobility</u>

We want to attract a pool of diverse and exceptional candidates and support their career growth once they join our team. We seek to hire based on proven experience and potential, providing opportunities to develop in critical operational areas. In our evaluation and career development efforts, we emphasize internal mobility opportunities as a core strategy to drive professional development. Our goal is a long-term, upward-bound career for every colleague, which also drives our retention efforts. Our talent acquisition team directly recruits highly skilled and talented people, and we encourage and incentivize employee referrals for open positions.

<u>Rewards</u>

We strive to provide globally a competitive suite of pay, comprehensive benefits, and services. We incentivize performance through a combination of competitive base pay, performance-based cash incentives and long-term incentives in the form of equity and cash. We believe this combination fosters a strong sense of ownership, aligns the interests of employees with our stockholders, and increases stockholder value and our overall success.

Environmental, Social and Governance Matters

We recognize the importance of environmental, social and governance ("***ESG***") matters and how they impact our customers, employees, community partners, and stockholders. We believe appropriately prioritizing ESG issues is an important component of corporate social responsibility and comprehensive fiscal management. In addition, we believe that strong ESG programs and practices are critical to attracting the best talent, executing on our corporate strategies, maintaining a robust supplier and channel partner base, and innovating to meet our consumers' evolving expectations.

In 2024, extensive internal research was conducted to determine AvePoint's objectives pursuant to the Corporate Sustainability Reporting Directive (CSRD). AvePoint has appropriated funding to conduct its first dual-materiality assessment and is on track for full compliance with CSRD as required in 2026. The disclosure below describes the goals of our ESG program to allow our stakeholders to be informed about our progress and future direction.

1. Environmental

Across our twenty-eight offices, we strive to reduce our environmental footprint, operate more efficiently, and engage our personnel in social initiatives that directly impact their lives. To fulfill our aim of integrating environmental sustainability into everything we do, we have implemented numerous projects across our operations to limit our environmental impact, such as implementing paperless campaigns, the encouragement of recycling and elimination of paper products, the sourcing of office resources from sustainable sources, and the recycling of physical IT assets. In addition, we also strive to make operational decisions with attention to environmental impact and have LEED certified offices in the United States and maintain other energy certifications and maximization projects in our offices abroad.

As a software company, we were an early mover to transition from traditional on-premises software solutions to software-as-a-service and hybrid deployments. Not only does cloud computing help meet the needs of our customers, but it also has tremendous benefits to the environment, including greater energy efficiency, lower carbon emissions, and reduced carbon footprints. In furtherance of our goals to reduce unnecessary use, we review the data on the environmental impact of physical server providers and only use server providers who publish such data.

2. Social

As a global company, we have a tremendous opportunity – and responsibility – to do good. We strive to exemplify our core values of agility, passion and teamwork every day to ensure the success of our colleagues, customers, partners, and stakeholders as well as make a positive impact in the communities where we live and work. To do this, we are committed to creating and empowering access to a variety of opportunities as described below:

Our organization employs talent from many different backgrounds, experiences, and identities. Diversity and inclusion drive our success and is at the core of how we hire, communicate and collaborate to deliver value and excellence. We are committed to fostering an environment where people can bring their whole selves to work and feel a sense of belonging. Through our employee resource groups, internal mobility opportunities across the countries in which we operate, and external partnerships with underrepresented minority networks, we continue to work toward creating a workforce that represents the diversity of our customers and communities. AvePoint employee resource groups ("***ERGs***") regularly host events for our people to connect and engage with each other, learn from experts and support diverse communities throughout the year. During the month of June, our Women in Technology and Queers and Allies ERGs hosted a guest speaker to discuss the history and importance of Pride, and how to foster inclusivity and authenticity. Similarly, our Black AvePoint Excellence ERG hosted its 4th Annual Juneteenth Charity Gala raising over $10,000 for the

African Diaspora College Access Program (ADC), a nonprofit dedicated to providing students with access to some of the nation's top educational institutions.

<u>Supporting Agents of Change: Our Talent</u>

We are committed to investing in our people and nurturing a growth mindset across our organization. Our talent development philosophy builds upon the idea that business growth and success come from a culture of collaboration and creativity, and that our people should feel empowered to craft their careers, make an impact, and own their futures. Our portfolio of learning and development programs equips our leaders and managers with the skills and confidence to lead high-performing teams, and supports our individual contributors with the tools and resources to contribute impactfully in their roles from the moment they join AvePoint.

<u>Responsible Use of Artificial Intelligence</u>

At AvePoint, we recognize that AI continues to rapidly transform the business landscape. As such, we are committed to the safe, ethical, and responsible use of AI both within our company and for the broader technology industry. We have implemented robust training, policies, and procedures to ensure our employees are educated on the responsible use of AI. Further demonstrating our commitment, AvePoint is a founding member of the AI Trust Foundation, a non-profit membership organization designed to be the leading voice for promoting beneficial AI through education and outreach at all levels of society. Through internal governance and external collaboration, we aim to set the standard for acceptable and responsible use of AI.

In December 2024, AvePoint implemented a board-approved Responsible AI Charter, to establish a set of guidelines and principles for the responsible and ethical use, development, and deployment of AI within our organization, and to ensure consistency with similar company AI policies and practices, particularly data privacy and confidentiality protections. This Responsible AI Charter is a key component of AvePoint's commitment to ensuring that AI is developed and deployed in a way that respects human values, rights, and dignity. AvePoint, as a leader in cloud data management and governance, recognizes its responsibility to use AI in an ethical and responsible manner.

3. Corporate Governance

<u>Social Responsibility Support from the Top</u>

At AvePoint, our corporate governance practices support our core values of agility, passion, and teamwork. These practices provide a framework for the proper operation of our company, consistent with our stockholders' best interests and the requirements of law.

We are committed to managing our affairs consistent with the highest principles of business ethics and with the corporate governance requirements of both Nasdaq and applicable law. In keeping with these principles:

- A majority of our Board members are independent of AvePoint and its management;
- All members of our three Board committees—the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee—are independent of AvePoint and its management;
- We have a transparent and publicly available Code of Ethics and Business Conduct that outlines our corporate policies to which all employees, officers and directors must adhere;
- We have a corporate compliance training program which requires and monitors trainings given on an annual basis; and
- The charters of our Board committees clearly establish their respective roles and responsibilities.

<u>Management of Corporate Governance Resources</u>

In 2024, we took significant steps to reinforce our commitment to corporate governance and ethical practices, aligning with our strategic priorities. We completed our yearly review of all corporate governance policies, ensuring they were in line with current industry standards and regulatory requirements and introduced several new policies aimed at addressing emerging issues and reflecting our values. These included a Responsible AI Charter, an ESG Policy, a Grant Policy and a Supplier Code of Conduct. Each of these policies underscored our commitment to responsible business practices, social responsibility, and environmental stewardship.

Our extensive list of corporate policies is publicly available on our website at the following web address, https://www.avepoint.com/ir/governance/governance-documents. We strive to continue to demonstrate transparency and accountability, fostering trust and confidence among investors, customers, and the broader community.

As a result of our improved processes, we received an ESG Prime Label from Institutional Shareholder Services (ISS) meaning our common stock will qualify for responsible investment based on our improved score on their ESG Corporate Rating Report. We were also awarded a Fast Mover Badge by EcoVadis in recognition of our significant improvement in our annual assessment.

Our initiatives in 2024 underscored our commitment to robust corporate governance, ethical business practices, and employee empowerment. By proactively reviewing, updating, and communicating our policies, we demonstrated our dedication to transparency, accountability, and responsible stewardship in pursuit of its strategic objectives.

Earning the World's Trust

As a global company which is responsible to employees, stockholders and customers, our vision for AvePoint is to build an environment in which we earn trust and confidence every day through enabling collaboration and innovation through our commitment to privacy, security, and transparency.

Commitment to powering proactive data security programs

We understand the importance of security and operational risk management and are committed to providing organizations with relevant metrics which help them make decisions that are proactive rather than reactive. When done in conjunction with policies, education and measurement, organizations can balance collaboration and transparency with data protection and privacy. We seek to earn trust not just with robust security and privacy practices, but with the way we operate and organize our business.

Aligning to clear privacy principles

We have a policy of transparency regarding our data collection, use, retention and sharing practices. It is our commitment to implement appropriate technical security measures to protect all AvePoint stakeholders and manage third party risk. We use this foundation and discipline to develop market-leading privacy and security products and deliver world class customer service. Our software, processes and services have obtained industry-leading security and privacy certifications.

We have obtained three ISO certifications that attest to our compliance with the highest standards of information security and privacy. These certifications are based on the ISO 27001, ISO 27017, and ISO 27701 standards, which cover the requirements for an information security management system (ISMS), cloud security, and privacy information management system (PIMS), respectively. Further attestations include SOC 2 Type II, compliance with HITRUST CSF v11.0.1., Information Security Registered Assessors (IRAP) Program, FedRAMP, and more.

Our achievement of these certifications and attestations showcases our dedication to protecting personal data and complying with privacy regulations. This certification solidifies our position as a trusted partner for organizations seeking robust privacy information management systems. By adopting ISO standards, we empower businesses to navigate privacy requirements across jurisdictions effectively, ensuring the security of sensitive information and fostering trust in the digital realm.

We also seek to align our supply chain to similar standards of privacy and security. To that end, we have implemented a rigorous program to assess the privacy and security policies and procedures of our own vendors and suppliers so that our stakeholders receive a consistent approach to privacy and security matters.

Advancing cybersecurity

Cybersecurity is a central challenge for companies around the world as they continue on the digital transformation. Ransomware attacks have become one of the top security threats for organizations, especially as increased collaboration can lead to more vulnerabilities. The cost to recover stolen data can be millions of dollars, in addition to substantial reputational damage. AvePoint Ransomware Detection, and its Ransomware Warranty for MSPs, which primarily serves small business clients, gives assurance that companies will be protected.

Strengthening our offerings by first strengthening ourselves

We have built a resilient, scalable and secure IT environment by investing in complementary industry leading technology and security solutions, in addition to utilizing our own software platform. In addition, we have built a corporate culture in which privacy and security are enablers of productivity, collaboration and trust; we balance the free flow of information with the risk of inappropriate access and/or disclosure; and we implement a risk-based approach to privacy and security that will allow us to maintain not only legal and regulatory compliance in the jurisdictions in which we operate, but also to facilitate business and innovation at AvePoint.

Commitment to Accessibility for all

We understand that technology is an enabler so long as it is accessible and available to persons with varying abilities or personal preferences. AvePoint is committed to developing accessible technology as we value diverse experiences, backgrounds and perspectives among our employees, and across our customers and partners, and see them as a competitive advantage.

Compliance with Material Government Regulations

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property, advertising, marketing, health and safety, competition, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions, environmental protection regulations, and securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect our business. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities.

We are subject to certain U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including the GDPR, CCPA, and VCDPA. These laws expand the rights of individuals to control how their personal data is processed, collected, used and shared, create new regulatory and operational requirements for processing personal data, increase requirements for security and confidentiality and provide for significant penalties for non-compliance. There are also a number of legislative proposals recently enacted or pending before the U.S. Congress, various state legislatures and foreign governments concerning content regulation and data protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.

In addition, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "***FCPA***"). The FCPA prohibits corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. It prohibits, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political influence to improperly influence such person. Similar laws exist in other countries, such as the UK, that restrict improper payments to persons in the public or private sector. Many countries have laws prohibiting these types of payments within the respective country. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. We are further subject to U.S. and foreign laws and regulations that restrict our activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department's Bureau of Industry.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the "*Risk Factors*" section (Part I, Item 1A of this Annual Report) for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Information About Our Executive Officers

Name	Age	Position
Xunkai Gong	62	Executive Chairman and Director
Tianyi Jiang	50	Chief Executive Officer and Director
Brian Michael Brown	52	Chief Legal and Compliance Officer, Secretary, and Director
James Caci	60	Chief Financial Officer

Xunkai Gong was appointed as our Executive Chairman and a director in July of 2021, and previously served as our predecessor company's Chairman and Co-Chief Executive Officer alongside Dr. Jiang from 2008 to 2021, Chief Executive Officer from 2001 to 2008 and director from 2001 to 2021. Mr. Gong holds a master's degree in computer engineering from the University of the Chinese Academy of Sciences, a master's degree in computer science from Southern University and Agricultural and Mechanical College at Baton Rouge, and a bachelor's degree in electrical and electronics engineering from Dalian University of Technology.

Tianyi Jiang was appointed as our Chief Executive Officer and a director in July of 2021, and previously served as our predecessor company's Co-Chief Executive Officer alongside Mr. Gong from 2008 to 2021 and director from 2005 to 2021. Dr. Jiang holds a doctorate and a master's degree in data mining from New York University, in addition to a bachelor's degree and a master's degree in electrical and computer engineering from Cornell University.

Brian Michael Brown was appointed as our Chief Legal and Compliance Officer, Secretary of the Board and a director in July of 2021, and previously served as our predecessor company's General Counsel and Chief Operating Officer from 2004 to 2021 and director from 2008 to 2021. Mr. Brown holds a bachelor's degree from the University of Michigan and a Juris Doctor from Michigan State University.

James Caci was appointed as our Chief Financial Officer in August of 2021 and previously served as our predecessor company's Chief Financial Officer from 2010 to 2013. From April 2020 to August of 2021, Mr. Caci held the position of Chief Financial Officer at Brand Value Accelerator, LLC, an industry leading digital commerce services firm. From March 2016 to April 2020, Mr. Caci served as the Chief Financial Officer of Nicopure Labs. Mr. Caci brings more than 25 years of experience leading the strategic finance operations at both public and privately held SaaS and IT service companies. Mr. Caci holds a bachelor's degree from Montclair State University and is a certified public accountant.

Additional information regarding our Executive Officers is set forth in the Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2024.

Corporate Information

Our principal executive offices are located at 525 Washington Blvd, Suite 1400, Jersey City, NJ 07310, and our telephone number is (201) 793-1111. Our principal operating offices are located at Riverfront Plaza, West Tower, 901 E Byrd St, Suite 900, Richmond, VA 23219 and our telephone number for that office is (804) 372-8080. All correspondence should be directed to our principal operating offices in Richmond, Virginia.

"AvePoint," the "A" logo, the "Pyramid" logo, "DocAve," "MaivenPoint," and all other names, logos, and icons identifying AvePoint and/or AvePoint's products and services and our other registered and common law trade names, trademarks, and service marks are property of AvePoint, Inc. This Annual Report contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols but those references are not intended to indicate that AvePoint will not assert, to the fullest extent under the applicable law, our rights to these trademarks, service marks, and trade names.

Available Information

Our Internet address is https://www.avepoint.com/. At our Investor Relations website, https://www.avepoint.com/ir, we provide, and make available free of charge, a variety of information for investors, including, but not limited to:

- Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC at www.sec.gov.
- Announcements of investor conferences, speeches, presentations, and events at which our executives discuss our products, services, competitive strategies, and other aspects of our business.
- Press releases on quarterly results, product and service announcements, legal developments, and national and international news.
- Corporate governance information including our articles of incorporation, bylaws, governance guidelines, committee charters, code of ethics and business conduct, whistleblower "open door" policy for reporting accounting and legal allegations, global corporate social responsibility initiatives, and other governance-related policies.
- Other news and announcements that we may post from time to time that investors might find useful or interesting, including news with respect to our business strategies, financial results, and metrics for investors.

In addition to these channels, we use social media to communicate to the public. It is possible that the information we post on social media could be deemed to be material to investors. We encourage investors, the media, and others interested in AvePoint to review the information we post on the social media channels listed on our Investor Relations website.

The information found on our main website or our Investor Relations website is not part of this or any other report we file with, or furnish to, the SEC, for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act except as shall be expressly set forth by specific reference

in such filing, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our common stock.

2021 Consummation of the Apex Business Combination

AvePoint, Inc., incorporated as a New Jersey corporation on July 24, 2001 ("***Legacy AvePoint***"), was redomiciled as a Delaware corporation in 2006, and changed its name to "AvePoint Operations, Inc." in June 2021. On July 1, 2021, Legacy AvePoint and certain members of Apex Technology Acquisition Corporation ("***Apex***") consummated the transactions contemplated by a business combination agreement (the "***Apex Business Combination***") and a number of qualified institutional buyers and accredited investors consummated their respective purchases of shares as contemplated by related subscription agreements, with Apex being renamed "AvePoint, Inc." On July 2, 2021, shares of common stock were officially listed under the ticker "AVPT" on the Nasdaq Global Select Market. Subsequent to the consummation of the Apex Business Combination, on July 26, 2021, Legacy AvePoint's successor by merger AvePoint US LLC merged with and into AvePoint, Inc. with AvePoint surviving.

ITEM 1A. RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Our success depends on our technology partners. In particular, our technical advantages are highly dependent on our partnership with Microsoft and other major software providers. Should Microsoft or these other providers acquire competitors that heavily overlap with our capabilities, or develop competing features, we may lose customer acquisition momentum and fail to secure renewals or growth targets.

The significant majority of our customers choose to integrate their products and services with, or as an enhancement of, third-party solutions such as infrastructure, platforms or applications, in particular from Microsoft. The functionality and popularity of our products and services depend largely on our ability to integrate our platform with third-party solutions, in particular Microsoft's Azure, SharePoint, and Office 365. We are dependent on technology partner solutions for several major categories of our offerings, including data management, migration, governance, protection and backup. As a result, our customers' satisfaction with our products are highly dependent on their perception of, and satisfaction with, our third-party providers and their respective offerings. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party providers may change the features of their solutions, alter their governing terms, or end the solutions' availability altogether. They may restrict our ability to add, customize or integrate systems, functionality and customer experiences. Any such changes could limit or terminate our ability to use these third-party solutions and provide our customers with the full range of our products and services. Our business would be negatively impacted if we fail to retain these relationships for any reason, including due to third parties' failure to support or secure their technology or integrations; errors, bugs, or defects in their technology; or changes in our products and services. Any such failure, as well as a prolonged disruption, a cybersecurity event or any other negative event affecting our third-party providers and leading to customer dissatisfaction, could harm our relationship with our customers, our reputation and brand, our revenue, our business, and our results of operations.

Strategic technology partners and third parties may not be successful in building integrations, co-marketing our products and services to provide significant volume and quality of lead referrals or continue to work with us as their respective products evolve. Identifying, negotiating and documenting relationships with additional strategic technology partners require significant resources. Integrating third-party technology can be complex, costly and time-consuming. Third parties may be unwilling to build integrations. We may be required to devote additional resources to develop integrations for our own products. Strategic technology partners or providers of solutions with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such partners or providers withdrawing support for our integrations. Our agreements with our partners are generally non-exclusive, meaning our partners may offer products from several different companies to their customers. Specifically, Microsoft and other major platform providers could end partnerships, cease marketing our offerings, with limited or no notice and with little or no penalty, or decide to purchase strong competition, or incorporate our capabilities into native solutions. Any of these developments would negatively impact our business.

Microsoft and other cloud platform providers may furthermore introduce functionality that competes with our products and services, as a result of an acquisition, or their own development. Additionally, we rely heavily on our early access to preview Microsoft technology, which enables our product strategy and development teams to anticipate future opportunities as well as validate our current direction. In situations where Microsoft introduces competitive features to our products, including a Microsoft premium option, some customers will choose a simpler first-party solution to their problem, even at a greater cost to them. Microsoft and other cloud providers may also choose to make it difficult for third party providers like us to continue making the necessary application programming interface ("*API*") calls to provide their solutions, as illustrated by an increase in API "throttling" in recent years or API quotas provided by Salesforce.

Although we typically receive significant advance notice of new product releases from Microsoft, Microsoft does not always preview their technology with us or other partners and, as a result, it is possible that we may not receive advance notice of changes in features and functionality of new technologies with which our products will need to interoperate. If this was to happen, there could be an increased risk of product incompatibility. Any failure of our products and services to operate effectively with solutions could result in customer dissatisfaction and harm to our business, and could reduce the demand for our products and services. If we are unable to respond to these changes or failures in a cost-effective manner, our products and services may become less marketable, less competitive, or obsolete, and the results of our operations may be negatively impacted.

We have a strategic technology partnership with Microsoft for the collaboration to co-sell and co-market our products and services to new customers. If our relationships with our strategic technology partners, such as Microsoft, are disrupted or if the co-sell and co-market program was ended for any reason, we may receive less revenue and incur costs to form other revenue-generating strategic technology partnerships.

We have experienced strong growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced strong growth in recent periods. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth and our ability to manage such growth depend on several factors, including, but not limited to, our ability to do the following:

■ Effectively recruit, integrate, train and motivate a large number of new employees, including our sales force, technical solutions professionals, customer success managers and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

■ Attract new customers and retain and increase sales to existing customers;

■ Maintain and expand our relationships with our partners, including effectively managing existing channel partnerships and cultivating new ones;

■ Successfully implement our products and services, increase our existing customers' use of our products and services, and provide our customers with excellent customer support and the ability of our partners to do the same;

■ Regularly introduce new products and services or new enhancements and functionality to our existing products and services;

■ Expand into new market segments and regions;

■ Earn revenue share and customer referrals from our partner ecosystem;

■ Routinely improve the key software applications and business processes which support our operations;

■ Enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results; and

■ Protect and further develop our strategic assets, including our intellectual property rights.

We may not accomplish any of these objectives and, as a result, it is difficult for us to forecast our future revenue or revenue growth. If our assumptions are incorrect or change in reaction to changes in our market, we may not be able to maintain similar growth rates in the future. You should not rely on our revenue from any prior periods as any indication of our future revenue or revenue growth.

Furthermore, these activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect the AvePoint brand, results of operations and overall business.

Our future revenue and operating results will be harmed if we are unable to acquire new customers, expand sales to our existing customers, or develop new functionality for our products and services that achieves market acceptance.

To continue to grow our business, it is important that we continue to acquire new customers to purchase and use our products and services. Our success in adding new customers depends on numerous factors, including our ability to: (1) offer compelling products and services, (2) execute our sales and marketing strategy, (3) attract, effectively train and retain new sales, marketing, professional services, and support personnel in the markets we pursue, (4) develop or expand relationships with partners, including managed service providers, value added resellers, systems integrators, IT consultants, and other third parties, (5) expand into new geographies and market segments, (6) efficiently onboard and support new customers, and (7) provide additional paid services that fulfill the needs and complement the capabilities of our customers and their partners.

Our future success also depends, in part, on our ability to sell additional products, more functionality and/or adjacent services to our current customers, and the success rate of such endeavors is difficult to predict, especially with regard to any new products or lines of business that we may introduce. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing and using our products and services, their ability to integrate our products and services with other technologies, and our pricing model. Sales to existing customers may require increasingly costly marketing and sales efforts that are targeted at senior management, and if these efforts are not successful, our business and operating results may suffer.

In addition, while the majority of our offerings are currently licensed based on customer headcount, the use of consumption-based pricing models may increase in the future, and our revenue may be more difficult to predict. Moreover, a consumption-based subscription pricing model may ultimately result in lower total cost to our customers over time or may cause our customers to limit usage in order to stay within the limits of their existing subscriptions, reducing overall revenue or making it more difficult for us to compete in our markets.

Our ability to predict the rate of customer renewals and the impact these renewals will have on our revenue or operating results is limited.

Our ability to maintain or increase revenue depends in part on our ability to retain existing customers, in particular that our customers renew their subscriptions with us on the same or more favorable terms. Our customers have no obligation to renew their contracts for AvePoint products after the expiration of either the initial or renewed subscription period, and in the normal course of business, some customers elect not to renew. In addition, our customers may renew their contracts but for a lower number of AvePoint products, for shorter renewal periods, or on different pricing terms, including lower-cost offerings of our products. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our pricing or our products, their ability to continue their operations and spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changes, and deteriorating general economic conditions. If our customers do not renew their subscriptions for our products on similar pricing terms, our revenue may decline and our business could suffer. In addition, over time the average term of our contracts could change based on renewal rates or for other reasons. Further, acquisitions of our customers may lead to the cancellation of the existing contracts by the acquirors, thereby reducing the number of our existing and potential customers.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, our products and services may become less competitive.

The market in which we operate is characterized by the exponential growth in data generated and managed by enterprises, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools and computer language technology. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on database and file system performance. If we are unable to develop and sell new technology, features, and functionality for our products and services that satisfy our customers and that keep pace with rapid technological and industry change, our revenue and operating results could be harmed. If new technologies emerge that deliver competitive solutions at lower prices, more efficiently, more conveniently, or more securely, they could adversely impact our ability to compete. Our products and services must also integrate with a variety of network, hardware, mobile, and software platforms and technologies. We need to continuously modify and enhance our platform to adapt to changes and innovation in these technologies. If businesses widely adopt new technologies in areas covered by our products and services, we would have to develop new functionality for our products and services to work with such new technologies. This development effort may require significant engineering, marketing and sales resources, all of which would affect our business and operating results.

Any failure of our products and services to operate effectively with future technologies could reduce the demand for our products and services. We cannot guarantee that we will be able to anticipate future market needs and opportunities, extend our technological expertise and develop new products or expand the functionality of our current products in a timely and cost-effective manner, or at all. Even if we can anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance. If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our existing and potential customers of the value of our products in light of new technologies. Accordingly, our business, results of operations and financial condition could be harmed.

Our success with SMB customers depends in part on our resale and distribution partnerships. Our business would be harmed if we fail to maintain or expand partner relationships.

We leverage the sales and referral resources of resale and referral partners through a variety of programs, and we also rely on distribution partners, especially for our SMB market customer acquisition. We expect that sales to partners will account for a substantial portion of our revenue for the foreseeable future. Our ability to achieve revenue growth and expand our SMB customer acquisition in the future will depend in part on maintaining successful relationships with our partners. Our agreements with our partners are generally non-exclusive, meaning our partners may offer customers the products of several different companies. If our partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, our ability to grow our business, sell our software and maintain our reputation may be harmed. Our contracts with our partners generally allow us to terminate our agreements for any reason. The loss of a substantial number of our partners, the possible inability to replace them, the failure to recruit additional partners or the removal of our products and services from several major distribution partners' resale platforms could harm our results of operations. If we are unable to effectively utilize, maintain and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales, and marketing of our products and services, and our financial results and future growth prospects would be harmed.

Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on it or our customers. The revenue growth and potential profitability of our business depend on our current and prospective customers' ability and willingness to invest money in information technology services, which in turn is dependent upon their overall economic health. Current or future economic uncertainties or downturns could harm our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks could cause a decrease in business investments, including spending on IT and negatively affect our business. Continuing uncertainty in the global economy makes it extremely difficult for us and our customers to forecast and plan future business activities accurately, and could cause our customers to reevaluate decisions to purchase our products and services or to delay their purchasing decisions, which could lengthen our sales cycles.

To the extent our products and services are perceived by our existing and potential customers as costly, or too difficult to launch or migrate to, it would negatively affect our growth. Our revenue may be disproportionately affected by delays or reductions in general IT spending. Competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, consolidation in certain industries may result in reduced overall spending on our products and services. We have a significant number of customers in the financial services, the public sector and the pharmaceutical and manufacturing industries. A substantial downturn in any of these industries, or a reduction in public sector spending, may cause enterprises to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers may delay or cancel information technology projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of licenses for our software are perceived by our existing and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be harmed.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services. If we are not able to generate traffic to our website through digital marketing, our ability to attract new customers may be impaired.

Our ability to increase our customer base and achieve broader market acceptance of our products and services will depend on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally. We also have dedicated, and have plans to further dedicate, significant resources to sales and marketing programs, including search engine optimization and other online advertising. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. Another major investment is in marketing technology to better connect our systems and data among sales, product, and marketing, in order to create a more seamless user experience. Our business and operating results will be harmed if our sales and marketing efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

If the cost of marketing our products and services over search engines or other digital marketing platforms increases, our business and operating results could be harmed. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. Furthermore, search engines and digital marketing platforms may change their advertising policies from time to time. If these policies delay or prevent us from advertising through these channels, it could result in reduced traffic to our website and subscriptions to our products and services. New search engines and other digital marketing platforms may develop, particularly in certain jurisdictions, that reduce traffic on existing search engines and digital marketing platforms. If we are not able to achieve prominence through advertising or otherwise, it may not achieve significant traffic to our website through these new platforms and our business and operating results could be harmed.

We depend on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from our third-party data center providers could impair the delivery of our platform. This could result in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

We currently serve the majority of our SaaS offerings from third-party data center hosting facilities in different geographical locations that are operated by Microsoft. Our products and services, in particular SaaS offerings, are deployed to multiple data centers within these geographies, with additional geographies available for disaster recovery. Our operations depend, in part, on our third-party providers' protection of these facilities from natural disasters, power or telecommunications failures, criminal acts, or similar events. If any third-party facility's arrangement is terminated, or our service lapses, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services.

A significant portion of our operating costs are from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation or otherwise, we may not be able to increase the fees for our products and services to cover the changes. As a result, our operating results may be significantly worse than forecasted. Our failure to achieve or maintain sufficient and performant data transmission capacity could significantly reduce demand for our products and services.

Seasonal or singular events may significantly increase the traffic on our own and the used third-party's servers and the usage volume of our products. Despite precautions taken at the used data centers, spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, closure of a facility without adequate notice, or other unanticipated problems could result in lengthy interruptions or performance degradation of our platform. Our own and third party data centers may also be subject to national or local administrative actions, changes in government regulations, including changes to legal or permitting requirements and litigation to stop, limit or delay operations. Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our products and services. Even with current and planned disaster recovery arrangements, our business could be harmed. If we experience damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability, cause us to issue credits, or cause customers to terminate their subscriptions, any of which could harm our business. If we incur such losses or liabilities, we might be unable to recover significant amounts from our third-party providers (even if they were primarily or solely responsible) because of restrictive liability and indemnification terms.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in using our products and services.

Our continued growth depends, in part, on the ability of our existing and potential customers to access our products and services 24 hours a day, seven days a week, without interruption or performance degradation. We have experienced, and may in the future experience, disruptions, outages, and other performance problems with our infrastructure. These can be due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, or other security-related incidents, any of which may be recurring. As we continue to add customers, expand geographically, and enhance our products' and/or services' functionality, the additional scale may increase complexity and our average uptime for future periods may decrease. We may not be able to identify the cause or causes of these performance problems promptly. If our products and services are unavailable or if our customers are unable to access our products and services within a reasonable amount of time, our business would be harmed. Any outage of our products and services would impair the ability of our customers to engage in their own business operations, which would negatively impact our brand, reputation and customer satisfaction. We provide service credits to our customers for downtime they experience using our SaaS products. Any downtime or malfunction could require us to issue a significant amount of service credits to customers. Issuing a significant amount of service credits would negatively impact our financial position.

We depend on services from various third parties to maintain our infrastructure and any disruptions to these services, including from causes outside our control, would significantly impact our products and services. In the future, these services may not be available to us on commercially reasonable terms, or at all. Loss of any of these services could decrease our products' and/or services' functionality until we develop equivalent technology or, if equivalent technology is available from another party, we identify, obtain and integrate it into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to address capacity constraints, upgrade our systems, and develop our technology and network architecture to accommodate actual and anticipated technology changes.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to grow our customer base, subject us to financial liabilities, and otherwise harm our business, results of operations, and financial condition.

Risks Related to Our Operations and Financial Condition

Our operations will continue to increase in complexity as we grow, which will create management challenges.

Our business has experienced strong growth and is complex. This growth is expected to continue, and as a result, our operations will become increasingly complex. To manage this growth, we will make substantial investments to improve our operational, financial, and management controls as well as our reporting systems and procedures. We may not be able to implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. For example, we may not be able to effectively monitor certain extraordinary contract requirements or individually negotiated provisions as the number of customers continues to grow. Our systems and processes may not prevent or detect all errors, omissions, or fraud. We may have difficulty managing improvements to our systems, processes and controls or in connection with third-party software. This could impair our ability to provide our products and services to our customers, causing us to lose customers, limiting products and services to less significant updates, or increasing technical support costs. If we are unable to manage this complexity, our business, operations, operating results and financial condition may suffer.

As our customer base continues to grow, we will need to expand our services and other personnel and maintain and enhance our partnerships to provide a high level of customer service.

We will also need to manage our sales processes as our sales personnel and partner network continue to grow and become more complex, and as we continue to expand into new geographies and market segments. If we do not effectively manage this increasing complexity, the quality of our platform and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair the ability to attract and retain customers and expand customers' use of our products and services.

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe enhancing the AvePoint brand and maintaining our reputation in the information technology industry will be critical for the continued acceptance of our existing and future products and services, attracting new customers to our products and services, and retaining existing customers. The importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, the ability to provide high-quality, innovative, reliable and useful products and services to meet the needs of our customers at competitive prices, the ability to be responsive to customer concerns and provide high quality customer support, training and professional services, the ability to maintain our customers' trust, the ability to continue to develop new functionality and products, and the ability to successfully differentiate our products and services.

Additionally, partners' performance may affect the AvePoint brand and reputation if customers do not have a positive experience. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses incurred in building our brand. Furthermore, independent industry analysts may provide reviews of our products and services, as well as other products available in the market, and perception of our products and services in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive than reviews about other products available in the market, the AvePoint brand may be harmed. Furthermore, negative publicity relating to events or activities attributed to employees, partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to reputation and loss of brand equity may reduce demand for our products and harm our business, results of operations and financial condition. Any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

If we fail to offer high quality support, our business and reputation could suffer.

Our customers have historically relied on our personnel for support related to our products, in particular SaaS products. High-quality support will continue to be important for the renewal and expansion of agreements with our existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new products and services to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

If our products and services do not effectively interoperate with our customers' existing or future IT infrastructures or do not operate as effectively when accessed through mobile devices, customers may not be satisfied, which could harm our business.

Our success will depend in part on the interoperability of our products and services with third-party operating systems, applications, data, web browsers and devices that we have not developed and do not control. Due to the continuing rapid growth of the use of mobile devices in business operations, this also includes third-party mobile devices and mobile operating systems. Any changes in such operating systems, applications, data, web browsers or devices that degrade the functionality of our products and services or give preferential treatment to competitive services could harm the adoption and usage of our products and services. We may not be successful in adapting our products and services to operate effectively with these operating systems, applications, data or devices. Effective mobile functionality is a part of our long-term development and growth strategy. If customers have difficulty accessing and using our products and services (including on mobile devices) or if our products and services cannot connect a broadening range of applications, data and devices, then customer growth and retention may be harmed and our business and operating results could be harmed.

Being a global company may create a variety of operational challenges.

Our international operations will involve a variety of risks, including:

■ Changes in a country's or region's political or economic conditions;
■ Economic uncertainty around the world and adverse effects arising from economic interdependencies across countries and regions;
■ The need to adapt and localize products and services for specific countries;
■ Greater difficulty in receiving payments from different geographies, including difficulties associated with currency fluctuations, transfer of funds, longer payment cycles and collecting accounts receivable, especially in emerging markets;
■ Potential changes in trade relations arising from policy initiatives implemented by the current administration or by a successor administration;
■ Compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
■ Unexpected changes in laws, regulatory requirements, taxes, or trade laws;
■ More stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;
■ Differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
■ Challenges inherent in efficiently managing an increased number of employees over large geographic distances (including in a work-from-home environment), including the need to implement appropriate systems, policies, benefits, and compliance programs;
■ Difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;
■ Increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;
■ Currency exchange rate fluctuations and the resulting effect on revenue and expenses, and the cost and risk of entering into hedging transactions if we elect to do so in the future;
■ Limitations on the ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
■ Laws and business practices favoring local competitors or general preferences for local vendors;
■ limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;
■ Political instability or terrorist activities;
■ Exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "***FCPA***"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and similar laws and regulations in other jurisdictions;

- Compliance with laws and regulations for foreign operations, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on the ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;
- Heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements; and
- Adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

In addition, certain of our customers or resellers may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. These sanctions or embargos may result from the multiple ongoing conflicts where the outcomes and consequences are not possible to predict, but could include regional instability and geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. These conflicts and any actions taken in response could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations. These conflicts and any actions taken in response could also result in the aforementioned impacts on the business of our customers, resellers or any other service providers on which we rely.

Any of these risks could harm our international operations, reduce our revenue from outside the United States or increase our operating costs, harming our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees, independent contractors and partners will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by employees, independent contractors and partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could harm our business and results of operations. If we invest substantial time and resources to expand our international operations and is unable to do so successfully, our business and operating results will suffer.

We are exposed to fluctuations in currency exchange rates, which could negatively our revenue and earnings.

We conduct a significant number of transactions and hold cash in currencies other than the U.S. Dollar. Changes in the values of major foreign currencies relative to the U.S. Dollar may significantly affect our total assets, revenue, operating results and cash flows, which are reported in U.S. Dollars.

We may acquire or invest in companies, which may divert management's attention and result in additional dilution to stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our existing business. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

We intend to continue investing in research and development, and to the extent such research and development investments do not translate into new products or material enhancements to our products, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy will be to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product or service being developed could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product or service. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.

If our products and services fail to perform properly, or if we fail to develop enhancements to resolve performance issues, we could lose customers, become subject to performance or warranty claims, or incur significant costs.

Our operations will be dependent upon our ability to prevent system interruption. The applications underlying our products and services are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. Also, our software will be installed and used in a variety of computing environments with different operating system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into computing environments may expose undetected errors, compatibility issues, failures or bugs in our software. While we have not historically experienced any defects, errors, disruptions in service, cyber-attacks, or other performance problems with our software that materially influenced our sales performance, there is no assurance that such defects, problems or events will not occur in the future, whether in connection with the day-to-day operation, upgrades or otherwise. Any of these occurrences could result in loss of customers, lost or delayed market acceptance and sales of our products and services, delays in payment by customers, injury to our reputation and brand, legal claims, including warranty and service claims, diversion of resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

We may discover defects in our products and services that could result in data unavailability, unauthorized access, loss, corruption, or other harm to our customers' data. Despite testing we may not be able to detect and correct defects or errors before release. Consequently, we or our customers may discover defects or errors after our products and services have been deployed. We expect to implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, delay or withhold payment, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could harm our operating results. Moreover, customers could incorrectly implement or inadvertently misuse our software, which could result in customer dissatisfaction and adversely impact the perceived utility of our products as well as our brand. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in negative publicity, reputational harm, loss of or delay in market acceptance, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

Risks Related to Data Privacy and Cybersecurity

To the extent our security measures are compromised, our products and services may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our products and services, our reputation being harmed, the incurrence of significant liabilities, and harm to our results of operations and growth prospects.

Our operations may, in some cases, involve the storage, transmission and other processing of customer data or information. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer "hackers," malicious code (such as viruses and worms), phishing attacks, employee theft or misuse and denial-of-service attacks. Sophisticated nation-states and nation-state supported actors now engage in such attacks, including advanced persistent threat intrusions. The growth in state sponsored cyber activity showcases the increasing sophistication of cyber threats and could dramatically expand the global threat landscape. While no single company can thwart a nation state attack, we work to implement and continuously improve security-aware software development, operational management, and threat-mitigation practices that are essential to the strong protection of services and data. AvePoint has experience spanning multiple decades of building enterprise software and running online services around the world. We implement a robust defense-in-depth security strategy based on the principle of "assume breach." We work to continuously strengthen threat detection, response, and defense, conduct continuous security monitoring, and practice security incident response to validate and improve the security of our software and services. Rigorous third-party audits verify that we adhere to strict security controls such as the ones contained in the ISO/IEC 27001 standard mandate. We are audited once a year for ISO/IEC 27001, 27017 and 27701 compliance by a third-party accredited certification body, which provides independent validation that security controls are in place and operating effectively.

We have security measures in place designed to protect us and our customers' confidential and sensitive information and prevent data loss, but such measures cannot provide absolute security and may not be effective to prevent a security breach, including as a result of employee error, theft, misuse or malfeasance, third-party actions, unintentional events or deliberate attacks by cyber criminals, any of which may result in someone obtaining unauthorized access to our customers' data, our data, our intellectual property and/or other confidential or sensitive business information. Importantly, the scope of our internal information controls and security measures is limited to the scope of our information security management system ("***ISMS***"). All of the legal entities (and each of their respective employees) within our global corporate structure are contractually bound to the ISMS, but failure by any of our subsidiaries or affiliates (or employees thereof) to abide by the terms and conditions imposed by our ISMS could result in increased vulnerabilities, decreased integrity of our assets, and ultimately, liability, loss of business, and loss of customer confidence.

The ISMS applies to the use of information, network resources, and electronic and computing devices to conduct business or interact with internal networks and business systems, whether owned or leased by us, our employees, or a third party. All employees, contractors, consultants, as well as our affiliates and subsidiaries are responsible for exercising good judgment regarding appropriate use of information, electronic devices, and network resources in accordance with the ISMS, as well as local laws and regulation. While we have policies and procedures to address global compliance with the ISMS, our employees and agents could violate these policies and applicable law, for which we may be ultimately held responsible. We are taking further steps to assess globally managed departmental systems to ensure ISMS standards are maintained. Based on the results of that analysis, if, as, and when necessary, we will subsequently implement a remediation plan that will include tools, training, and education to ensure (A) repeatable procedures are being implemented that protect the confidentiality, availability, and integrity of assets from threats and vulnerabilities in accordance with the ISMA standards and protocols, and (B) that vulnerability testing is being performed, measured, and documented across our global operations landscape.

Outside of the ISMS and the internal security measures and data protections we have developed (and continue to improve), third parties may attempt to fraudulently induce employees, contractors or users to disclose information, including user names and passwords, to gain access to our customers' data, our data or other confidential or sensitive information, and we may be the target of email scams that attempt to acquire personal information or our assets. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative measures. We devote significant financial and personnel resources to implement and maintain security measures; however, such resources may not be sufficient, and as cyber-security threats develop, evolve and grow more complex over time, it may be necessary to make significant further investments to protect our data and infrastructure. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials, or otherwise, our reputation and business could be damaged and we could incur significant liability. As we rely on third-party and public-cloud infrastructure, it depends in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of customer data. A cybersecurity event could have significant costs, including regulatory enforcement actions, litigation, litigation indemnity obligations, remediation costs, network downtime, increases in insurance premiums, and reputational damage. These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of geopolitical tension or instability between countries.

We store confidential company information and sensitive data, including personal information of our customers and employees, which may in turn contain third-party personal or other confidential information. If the security of this information is compromised or is otherwise accessed without authorization, our reputation may be harmed, and we may be exposed to liability and loss of business.

We may in some cases transmit or store personal and other confidential information of our partners, customers, and third parties (e.g. if the customer uses our products to create backups of their information) on storage space owned or provided by us. While we have in the past taken, and intend to take, steps to protect personal information and other confidential information that we have access to, including information we may obtain through our customer support services or customer usage of our products, we will not proactively monitor (or may not even be able to access) the content that our customers upload or process otherwise or the information provided to us through the use of our products and services. Therefore, we will not control the substance of the content on our storage space owned or provided by us, which may include personal or other confidential information.

We will also use third-party service providers and sub-processors to help us deliver services to our customers. Such service providers and sub-processors may store personal information and/or other confidential information. Such information may be the target of unauthorized access or subject to security breaches as a result of third-party action, exploitation of artificial intelligence, employee error, malfeasance or otherwise. Any of these could result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability or harm our business, financial condition, and results of operations. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Even if such a data breach did not arise out of our action or inaction, or if it were to affect one or more of our competitors or customers' competitors, rather than us, the resulting concern could negatively affect our customers and our business. Concerns regarding data privacy and security may cause some customers to stop using our products and services and fail to renew their subscriptions. In addition, failures to meet our customers' expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers, and grow our business.

Our potential failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties, as well as claims by customers, affected data subjects, or other stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management's time and attention, increase our costs of doing business, and harm our reputation and the demand for our platform. If credit card information is stored in our systems or transmitted, stored or otherwise processed via our products and services and our security measures fail to protect credit card information adequately, we could be liable to our partners, the payment card associations, our customers or affected credit card holders. We could be subject to fines and face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

Insurers could deny coverage as to any future claim. We seek to cap the liability to which we are exposed in the event of losses or harm to our customers, including those resulting from security incidents, but we cannot be certain that we will obtain these caps or that these caps, if obtained, will be enforced in all instances. The successful assertion of one or more large claims against us, or changes in insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business, financial condition, and results of operations. Furthermore, the cybersecurity insurance we maintain may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover our remediation expenses or any claim against us for loss of data or other indirect or consequential damages. Defending any suit based on or related to any data loss or system disruption, regardless of its merit and available insurance coverage, could be costly and divert management's attention.

We will also be subject to federal, state, and foreign laws regarding cybersecurity and the protection of data. Many jurisdictions have enacted laws requiring companies to notify individuals of security breaches involving certain types of personal information. Our agreements with certain customers and partners will require us to notify them of certain security incidents. Some jurisdictions and customers require us to safeguard personal information or confidential information using specific measures. If we fail to observe these requirements, our business, operating results, and financial condition could be harmed.

Successful cyberattacks or data breaches at other technology companies, service providers, retailers, and other participants within our industry, whether or not we are impacted, could lead to a general loss of customer confidence that could negatively affect us, including harming the market perception of the effectiveness of our security measures, which could result in reduced use of our products and services.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our and our counterparts' within the industry respective ability to provide service. Our products and services (and those of our partners and competitors within the industry) involve the collection, storage, processing, and transmission of a large amount of data. Any failure by those institutions and participants in our industry to prevent or mitigate security breaches and improper access to or disclosure of data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could indirectly harm our business and reputation and diminish our competitive position within the market generally. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in our industry, and while we anticipate that such events may occur on our systems in the future, the impact on those within our industry has already adversely impacted the market's perception of the effectiveness of our and our partners' security measures and countermeasures. Such breaches and attacks on our counterparts within the industry and within our market may cause, among other things, interruptions to the provision of service, degradation of the user experience, the loss of user confidence and trust in our products, or result in financial harm to us.

Risks Related to Intellectual Property

We will rely on third-party proprietary and open source software for our products and services. The inability to obtain third-party licenses for such software, obtain them on favorable terms, or adhere to the license terms for such software or any errors or failures caused by such software could harm our business, results of operations and financial condition.

Some of our offerings will include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. Necessary licenses may not be available on acceptable terms or under open source licenses permitting redistribution in commercial offerings, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services, which could harm our business, results of operations and financial condition. Third parties may allege that additional licenses are required for our use of their software or intellectual property, which it may be unable to obtain on commercially reasonable terms or at all. The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our offerings from those of our competitors. Failure to properly adhere to the license terms for software or other intellectual property might have negative effects, such as revocation of the license grant, penalties, added license fees or other liabilities. To the extent that our products and services depend upon the successful operation of third-party software, any undetected errors or defects in such third-party software could impair the functionality of our products and services, delay new feature introductions, result in a failure of products and services, and injure our reputation.

A significant portion of our products will incorporate open source software, and we expect to incorporate open source software into other offerings or products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Little legal precedent governs the interpretation of these licenses; therefore, the potential impact of these terms on our business is unknown and may result in unanticipated obligations regarding our technologies. If a distributor of open source software were to allege that we had not complied with our license, we could be required to incur significant legal expenses. In addition, if the license terms for the open source code change we may be forced to re-engineer our software or incur additional costs. If we combine our proprietary software with open source software or utilizes open source software in a certain manner, under some open source licenses, we could be in breach of the license if we did not release the source code of our proprietary software. Releasing the source code could substantially help competitors develop products that are similar to or better than ours and could help malevolent actors detect security weaknesses to develop and deploy attacks, including malware, against our products and systems.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have generally taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business.

Risks Related to Financial Reporting

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, these internal controls may not be determined to be effective, and our independent registered public accounting firm may issue an adverse opinion, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We aim to comply with and perform the evaluations needed to comply with Section 404 of the Sarbanes-Oxley Act ("***SOX***"). We may need to undertake various additional costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations. We may not be able to complete our evaluation, testing and any required remediation in a timely manner. If we are unable to assert that our internal control over financial reporting is effective and our independent registered public accounting firm is unable to attest to management's assessment of the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We are required, pursuant to Section 404 of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, including the existing material weakness, if not remediated. We are also required to disclose changes made in our internal control and procedures on a quarterly basis. In addition, our independent auditor is required to attest to management's assessment of the effectiveness of our internal control over financial reporting.

Additionally, the existence of any material weakness, or any significant deficiency requires management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

At AvePoint, cybersecurity risk management is an important part of our overall risk management efforts. We have a policy of transparency regarding our data collection, use, retention and sharing practices, and it is our commitment to implement appropriate technical security measures to protect all AvePoint stakeholders and manage third party risk.

Our operations may, in some cases, involve the storage, transmission and other processing of customer data or information. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer "hackers," malicious code (such as viruses and worms), phishing attacks, employee theft or misuse and denial-of-service attacks, and use of AI. We have experienced cyberattacks in the past, and although immaterial, there can be no guarantee that in the future such cyberattacks will not be material. We believe we are a particularly attractive target because of our prominence and scale, the types and volume of personal data and content on our systems, and the evolving nature of our products and services. We maintain an information security program that is comprised of policies and controls designed to mitigate cybersecurity risk. However, at any given time, we face known and unknown cybersecurity risks and threats that are not fully mitigated, and we continuously work to enhance our information security program and risk management efforts.

We use a risk management framework based on applicable laws and regulations and informed by industry standards and industry-recognized practices, for managing cybersecurity risks within our products and services, infrastructure, and corporate resources. To identify and assess risks from cybersecurity threats, we evaluate a variety of developments including threat intelligence, first- and third-party vulnerabilities, evolving regulatory requirements, and observed cybersecurity incidents, among others. We regularly conduct risk assessments to evaluate the maturity and effectiveness of our systems and processes in addressing cybersecurity threats and to identify any areas for remediation and opportunities for enhancements. We also engage third-party security experts and consultants to assist with assessment and enhancement of our cybersecurity risk management processes, as well as benchmarking against industry practices. In addition, we maintain a privacy risk management program to assess privacy risks related to how we are collecting, using, sharing, and storing user data, which is subject to assessment by an independent, third-party privacy assessor. We have certified against, and demonstrated conformance to, the latest International Organization for Standardization's ("*ISO*") information security management system audit using the 27001:2022, 27701:2019, and 27017:2015 frameworks. Successfully achieving these three certifications demonstrates our prioritization of security and privacy for both us and our customers, and we believe shows that we have proper company-wide processes for managing operations, and maintaining people and information assets, information systems, and the associated processes that enable corporate operations. Our three ISO certifications add to the company's overall resiliency strategy and commitment to security for all customers, which includes other accreditations including SOC 2 Type II, compliance with HITRUST CSF v11.0.1., CSA STAR, IRAP and FedRAMP.

Our privacy and security program dictates a governance structure whereby we:

- Regularly engage senior management on data privacy and security issues;
- Align policies, procedures, and technical controls to demonstrate our process and our commitment to our customers and users;
- Train each of our employees on all privacy and security expectations;
- Conduct regular phishing email simulations for employees and contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;
- Maintain a robust cybersecurity incident response plan, which provides a framework for handling cybersecurity incidents based on, among other factors, the potential severity of the incident and facilitates cross-functional coordination across AvePoint;
- Periodically run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;
- Maintain cybersecurity insurance and regularly review our policy and levels of coverage based on current risks;
- Monitor emerging data protection and cybersecurity laws, and implement changes to our processes, systems and offerings designed to comply, and through policy, practice and contract (as applicable) require employees, as well as third parties who provide services on our behalf, to treat customer information and data with care;
- Complete several cyber-specific audits per year; and
- Engage consultants and other third parties in connection with our cybersecurity practices.

Our internal audit function provides independent assessment and assurance on the overall operations of our cybersecurity and privacy programs and the supporting control frameworks. These processes support informed risk-based decision-making and prioritization of cybersecurity countermeasures and risk mitigation strategies. Our risk mitigation strategies include a broad variety of technical and operational measures, as well as annual cybersecurity and privacy training for all of our employees.

In addition, we maintain specific policies and practices governing our third-party security risks, including our third-party risk assessment ("*TPRA*") process. Under our TPRA process, we gather information from certain third parties who contract with AvePoint and share or receive data, or have access to or integrate with our systems, in order to help us assess potential risks associated with their security controls. We also generally require third parties to maintain security controls to protect our confidential information and data, and to notify us of material data breaches that may impact our data.

Our Chief Risk, Privacy and Information Security Officer ("*CISO*") leads the company's privacy, data protection and security program. An expert in cyber and data security trends, our CISO has over twenty years of experience in the data protection field, was a founding member of the Women Leading Privacy Advisory Board and former member of the Education Advisory Board for the International Association of Privacy Professionals (IAPP) and has been a finalist for the Women in IT Awards in the Security Leader of the Year category, included in the SIA Women in Security Power Forum 100, featured in Forbes, and named a Top Global CISO by Cyber Defense Magazine. including being featured in the "CSO Hall of Fame".

In addition, our CISO oversees teams across the company supporting our security and privacy functions of identify, prevent, detect, respond, and recover. These teams are comprised of personnel with a broad range of experience across the private and public sectors, the technology industry, and different geographic regions. Our cybersecurity teams monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through a variety of technical and operational measures, and regularly report to our CISO. Our CISO reports directly to our Chief Executive Officer and is a member of the company's senior management team, and is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, and maintaining cybersecurity policies and procedures. Additionally, our CISO and Chief Compliance Officer regularly update our senior leadership team, our Nominating and Corporate Governance Committee, and the full Board, on the company's privacy and cybersecurity program, including privacy and cybersecurity risks, incidents, and mitigation strategies.

Disclosure of the Board's Roles and Responsibilities

Our Board oversees risks from cybersecurity threats using a multi-faceted approach that involves the Nominating and Corporate Governance Committee and various executive roles. Additionally, our CISO and Chief Compliance Officer regularly report on cybersecurity matters to the Board, as discussed above.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee oversees risks associated with data privacy and information security, which encompasses cybersecurity. Our CISO and Chief Compliance Officer, among other executives, provide periodic reports to our Nominating and Corporate Governance Committee and also meet with our Nominating and Corporate Governance Committee to discuss any material events when they arise. The periodic reports are designed to keep our Nominating and Corporate Governance Committee abreast of the Company's cybersecurity practices, as well as risks and trends in cybersecurity threats. Our Nominating and Corporate Governance Committee also has discussions with management focused on evaluating our exposure to cybersecurity risks and cybersecurity practices in place to mitigate such risks. These discussions enable our Nominating and Corporate Governance Committee to be informed of the steps management is taking to detect, monitor and manage cybersecurity risks. These reports to our Nominating and Corporate Governance Committee typically include information on any incidents that have occurred, how they were managed, and any changes to the risk profile of the Company. Our Nominating and Corporate Governance Committee seeks these updates to facilitate proactive governance and to address emerging cybersecurity issues with management.

In 2024, we did not identify any privacy or cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. For additional information about these risks, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

We and our subsidiaries are obligated under various non-cancelable operating leases for office space. The initial terms of the leases expire on various dates through 2030. As of December 31, 2024, we had 230,282 square feet of leased office space across the United States, Australia, Canada, China, France, Germany, Japan, Netherlands, the Philippines, Singapore, South Africa, South Korea, Sweden, Switzerland, the United Kingdom, Vietnam and Malaysia.

The table below shows a summary of the square footage of our office and other facilities owned and leased domestically and internationally as of December 31, 2024:

(Square feet in thousands)

Location	Owned	Leased	Total
U.S.	—	41.5	41.5
International	16.4	188.8	205.2
Total	16.4	230.3	246.7

Our Principal Offices

Our principal executive headquarters are located in Jersey City, New Jersey, United States, and consist of approximately 15,467 square feet under a lease that expires in 2030. Our principal operating offices are located in Richmond, Virginia, United States, where we lease approximately 11,965 square feet under a lease that expires in 2027.

Use of Facilities

We use our principal executive headquarters primarily for our executive management, information technology, human resources, and marketing teams, as well as for certain of data privacy and security teams. We use our principal operating headquarters for our finance, accounting, legal, general administration, certain information technology, support, data privacy and security, and sales teams. Our other facilities across the globe are used for some or all of the aforementioned operating purposes, as well as for research and development, customer support, data storage, accounts receivable and payable, and other administrative and operational purposes.

Additional Space

We believe that our current facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of our business, we may be involved in various claims, negotiations, and legal actions. Except for such claims that arise in the normal course of business, as of and for the fiscal quarter and the fiscal year ended December 31, 2024, we are not a party to any material asserted, ongoing, threatened, or pending claims, suits, assessments, proceedings, or other litigation.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market (the "***Nasdaq***") under the symbol "AVPT," and our public warrants are traded on the Nasdaq under the symbol "AVPTW".

Company Earn-Out

Pursuant to the Apex Business Combination, certain holders of common stock and certain holders of options would be issued additional shares of AvePoint's common stock, as follows (the "***Company Earn-Out Shares***"):

- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $12.50 over any 20 trading days within any 30 trading day period or (b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $12.50 per share;

- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period or (b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $15.00 per share;
- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period or (b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $17.50 per share.

In December 2024, the required price thresholds were met, leading to the private issuance of 2,964,658 Company Earn-Out Shares, and a payment of $0.6 million to certain holders of common stock and options.

Current Stockholder and Common Stock Information

On February 26, 2025, there were 201,831,243 shares of common stock issued and outstanding held of record by one hundred sixty-two holders, and 7,219,451 warrants outstanding held of record by two holders. These figures do not include a substantially greater number of beneficial holders of our common stock and public warrants whose shares (or warrants to purchase shares) are held by banks, brokers, and other financial institutions.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends is at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries' indebtedness, and will depend on our results of operations, financial condition, capital requirements, and other factors that our Board may deem relevant. Except as noted in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" (Part II, Item 7 of this Annual Report) below, there are currently no contractual restrictions on our ability to pay dividends in cash or shares.

Securities Authorized for Issuance Under Equity Compensation Plans

See "*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" (Part III, Item 12 of this Annual Report) and "*Note 16 — Stock-Based Compensation*" (Part II, Item 8 of this Annual Report) for more information.

Issuer Purchaser of Equity Securities

On March 17, 2022, we announced that our Board authorized a new share repurchase program (the "**Share Repurchase Program**") for us to buy back shares of our common stock. Under the Share Repurchase Program, we have the authority to buy up to $150 million of our common stock via acquisitions in the open market or privately negotiated transactions. The Share Repurchase Program will remain open for a period of three years from the date of authorization. Purchases made pursuant to the Share Repurchase Program may be conducted in compliance with Exchange Act Rule 10b-18 and/or Exchange Act Rule 10b5-1. Purchases made pursuant to the Share Repurchase Program will be conducted in compliance with all other applicable legal, regulatory, and internal policy requirements, including our Insider Trading Policy. We are not obligated to make purchases of, nor are we obligated to acquire any particular amount of, common stock under the Share Purchase Program. The Share Repurchase Program may be suspended or discontinued at any time.

The following table presents information with respect to common stock shares repurchased under the Share Repurchase Program during the period from October 1, 2024 to December 31, 2024:

Period	Total number of shares purchased[(1)]	Average price paid per share[(2)]	Total number of shares purchased as part of the Share Repurchase Program	Approximate dollar value of shares that may yet be purchased under the Share Repurchase Program[(3)]
October 1, 2024 - October 31, 2024	2,641	$11.5426	2,641	$69,301,774
November 1, 2024 - November 30, 2024	15,564	$13.3491	15,564	$69,094,010
December 1, 2024 - December 31, 2024	613,882	$18.0987	613,882	$57,938,519

(1) All shares reported herein, including shares repurchased to satisfy employee taxes on vesting RSUs and Company Earn-out Shares, were purchased pursuant to the publicly announced Share Repurchase Program.

(2) Average price paid per share includes costs associated with the repurchases, but excludes the 1% excise tax on stock repurchases enacted by the Inflation Reduction Act of 2022.

(3) The maximum remaining dollar value of shares that may yet be purchased under the Share Repurchase Program is reduced by the aggregate price paid for share purchases in addition to any fees, commissions, or other costs that may arise as a result of the purchases.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The MD&A should be read in conjunction with the other sections of this Annual Report on Form 10-K, including our audited, consolidated financial statements and related notes contained in Part II, Item 8. Financial Statements and Supplementary Data, and the discussion of risk factors that may affect future results in Part I, Item 1.A. Risk Factors. This section generally discusses the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, which discussion is incorporated herein by reference.

2024 Business Highlights

- As of December 31, 2024, total annual recurring revenue ("**ARR**") was $327.0 million, representing 24% year-over-year growth. On a foreign exchange ("**FX**") adjusted basis, total ARR increased 25% year-over-year;
- Total revenue increased 22% year-over-year to $330.5 million. On a constant currency basis, total revenue increased 22% year-over-year;
- SaaS revenue increased 43% year-over-year to $230.7 million and represented 70% of total revenue, compared to 59% of revenue in 2023. On a constant currency basis, SaaS revenue increased 44% year-over-year;
- GAAP operating income was $7.2 million, compared to a GAAP operating loss of $(15.4) million in 2023. Non-GAAP operating income was $47.6 million, compared to non-GAAP operating income of $22.2 million in 2023; and
- Net cash provided by operating activities was $88.9 million, representing 27% of revenue, compared to $34.7 million, representing 13% of revenue, for the year ended December 31, 2023.

Overview

AvePoint empowers organizations of all sizes, industries, and regions with its cloud-native data management software platform, enabling them to prepare, secure, and optimize their critical data. The AvePoint Confidence Platform unifies data security, governance, and business continuity into a seamless, resilient experience, addressing the most pressing challenges in today's complex digital landscape.

In a world where data is sprawling across hybrid work environments and generative AI technologies are rapidly emerging, AvePoint stands out with its platform-first strategy. By integrating features and solutions to optimize operations, AvePoint delivers more than basic security controls—it redefines how businesses manage their most sensitive data and critical assets. This holistic and automated approach enables organizations to secure the perimeter for sensitive data, strategically govern digital workspaces, and ensure compliance with evolving regulatory requirements.

Organizations today face a host of challenges that make a robust data management strategy indispensable, including:

- **Optimizing data for AI**: As organizations modernize their data ecosystems, the complexities of leveraging generative artificial intelligence ("AI") technologies require proper governance, security, and lifecycle management. With AvePoint, companies can extract more value from complex datasets, make informed decisions, reduce workloads, and enhance customer experiences.
- **Explosive data growth**: The hybrid work model and software-as-a-service ("SaaS") proliferation have led to a surge in unstructured, sensitive data. AvePoint's solutions tackle the sprawl with robust control and protection measures to manage this growth.
- **A dangerous threat landscape and complex regulations**: Companies are navigating increasing cyber threats and global regulatory demands. AvePoint ensures data is protected, secure, and compliant, helping mitigate financial, operational, and reputational risks.

- **The need for automation**: To monitor, govern, and respond to threats efficiently, organizations require streamlined, automated platforms that deliver rapid value. AvePoint's automation layer integrates seamlessly to achieve this efficiency.

Guided by its **Beyond Secure** philosophy, AvePoint goes beyond traditional boundaries to inspire trust, enabling organizations to focus on innovation while protecting against data breaches and unauthorized access. For over 20 years, AvePoint has continually innovated to provide solutions that meet the demands of modern data management, empowering businesses to overcome challenges and unlock new possibilities in an ever-evolving landscape.

Key Business Metric

Our management reviews the following key business metric to measure our performance, identify trends affecting our business, formulate business plans, make strategic decisions, and effectively allocate resources. We believe that both management and investors benefit from referring to this metric to evaluate progress against our growth strategies and gain additional transparency into performance trends.

Annual Recurring Revenue

	December 31,	
	2024	**2023**
Total ARR ($ in mil)	$ 327.0	$ 264.5

We believe ARR further enables measurement of our business performance, is an important metric for financial forecasting, and better enables us to make strategic business decisions. We calculate ARR as the annualized sum of contractually obligated Annual Contract Value ("*ACV*") from SaaS, term license and support, and maintenance revenue sources from all active customers at the end of a reporting period.

As of December 31, 2024 and 2023, total ARR was $327.0 million and $264.5 million, respectively, representing growth of 24%. Adjusted for FX, total ARR increased 25% year-over-year.

Growth in ARR is driven by both new customer acquisition and the expansion of existing customer relationships. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or replace these items. ARR is not a forecast of future revenue, and the active contracts used in calculating ARR may or may not be extended or renewed by our customers.

Components of Results of Operations

Revenue   We generate revenue from four primary sources: SaaS, term license and support, services, and maintenance. We consider SaaS, term license and support, and maintenance revenues to be recurring.

SaaS revenues are generated from our cloud-based solutions. Term license and support revenues are generated from the sales of on-premise or hybrid licenses which include a distinct support component. Both SaaS and term license and support revenues are primarily billed annually. SaaS and term license and support are generally sold per user license or based upon the amount of data protected. SaaS revenue is recognized ratably over the term of the contract. For term license and support revenue, the license component is generally recognized upfront at the point in time when the software is made available to the customer to download and use, and the support component is recognized ratably over the term of the contract.

Services revenue includes revenue generated from implementation, training, consulting, license customization and managed services. These revenues are recognized by applying a measure of progress, such as labor hours, to determine the percentage of completion of each contract. These offerings are not inherently recurring in nature and as such are subject to more period-to-period volatility than other elements of our business. Services revenue from managed services are recognized ratably or on a straight-line basis over the contract term.

Maintenance revenue is a result of selling on-going support for legacy perpetual licenses. It also includes recurring professional services such as technical account management. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which is typically one year.

Cost of Revenue   Cost of SaaS and cost of term license and support consists of all direct costs to deliver and support our SaaS and term license and support products, including salaries, benefits, stock-based compensation and related expenses, overhead, third-party hosting fees related to our cloud services, and depreciation and amortization. We recognize these expenses as they are incurred. We expect that these costs will increase in absolute dollars but may fluctuate as a percentage of SaaS and term license and support revenue from period to period.

Cost of maintenance consists of all direct costs to support our legacy perpetual license products, including salaries, benefits, stock-based compensation and related expenses, overhead, and depreciation and amortization. We recognize these expenses as they are incurred. We expect that cost of maintenance revenue will decrease in absolute dollars as maintenance revenue declines but may fluctuate as a percentage of maintenance revenue.

Cost of services consists of salaries, benefits, stock-based compensation and related expenses for our services organization, overhead, technology necessary to service our customers, and depreciation and amortization. We recognize these expenses as they are incurred.

Gross Profit and Gross Margin	Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue.
	Gross profit has been and will continue to be affected by various factors, including the mix of our revenue, the costs associated with third-party cloud-based hosting services for our cloud-based subscriptions, and the extent to which we expand our customer support and services organizations. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.
Sales and Marketing	Sales and marketing expenses consist primarily of personnel-related expenses for sales, marketing and customer success personnel, stock-based compensation expense, sales commissions, marketing programs, travel-related expenses, overhead costs, depreciation and amortization. We focus our sales and marketing efforts on creating sales leads and establishing and promoting our brand. Incremental sales commissions for new customer contracts are deferred and amortized ratably over the estimated period of our relationship with such customers. We plan to continue our investment in sales and marketing by hiring additional sales and marketing personnel, executing our go-to-market strategy globally, and building our brand awareness.
General and Administrative	General and administrative expenses consist primarily of personnel-related expenses for finance, legal and compliance, human resources, and IT personnel, as well as stock-based compensation expense, external professional services, overhead costs, other administrative functions, depreciation and amortization. Our general and administrative expenses have increased as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services.
Research and Development	Research and development expenses consist primarily of personnel-related expenses incurred for our engineering and product and design teams, as well as stock-based compensation expense, overhead costs, depreciation and amortization. We have a geographically dispersed research and development presence in the United States, China, Singapore and Vietnam. We believe this provides a strategic advantage, allowing us to invest efficiently in both new product development and increasing our existing product capabilities. We believe delivering expanding product functionality is critical to enhancing the success of existing customers while new product development further reinforces our breadth of software solutions.
Other (Expense) Income, net	Other (expense) income, net consists primarily of fair value adjustments on earn-out and warrant liabilities, realized gain/loss for securities, and of foreign currency remeasurement gains/losses.
Income Taxes	We are subject to income taxes in the U.S. (federal and state) and numerous foreign jurisdictions. Tax laws, regulations, administrative practices, principles, and interpretations in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions. The foreign jurisdictions in which we operate have different statutory tax rates than those of the United States. Accordingly, our effective tax rate could be affected by the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate.

Results of Operations

The below period-to-period comparison of operating results are not necessarily indicative of results for future periods.

Comparison of the Years Ended December 31, 2024 and December 31, 2023

Revenue

The components of AvePoint's revenue during the years ended December 31, 2024 and 2023 were as follows:

		Year Ended December 31,				Change		
		2024		2023		Amount		%
		(in thousands, except percentages)						
Revenue:								
SaaS	$	230,667	$	160,961	$	69,706		43.3%
Term license and support		44,560		52,744		(8,184)		(15.5)%
Services		44,036		44,795		(759)		(1.7)%
Maintenance		11,219		13,325		(2,106)		(15.8)%
Total revenue	$	330,482	$	271,825	$	58,657		21.6%

Total revenue increased 21.6% to $330.5 million for the year ended December 31, 2024, due to an increase in SaaS revenue, which increased 43.3% to $230.7 million, and represented 70% of total revenue, up from 59% of total revenue in the prior year. The increase in SaaS revenue, which was driven by strong customer demand for our SaaS solutions, was partially offset by an expected decrease in both term license and support and maintenance revenue.

Services revenue is expected to fluctuate as the services generally are not recurring in nature. Additionally, maintenance revenue is expected to continue declining as we have shifted away from the sale of perpetual licenses and towards SaaS and term licenses. Without perpetual license sales, there will be limited opportunities to sell maintenance contracts to new customers. Existing customers have and will continue to transition to SaaS and term licenses, which will further support the continued decline in maintenance revenue.

Revenue by geographic area during the years ended December 31, 2024 and 2023 was as follows:

		Year Ended December 31,				Change		
		2024		2023		Amount		%
		(in thousands, except percentages)						
North America	$	135,870	$	118,490	$	17,380		14.7%
EMEA		99,256		81,753		17,503		21.4%
APAC		95,356		71,582		23,774		33.2%
Total	$	330,482	$	271,825	$	58,657		21.6%

For the year ended December 31, 2024, North America revenues increased 14.7% to $135.9 million, driven by a 43.6%, or $30.7 million, increase in SaaS revenue, partially offset by a $13.3 million combined decrease in term license and support, services and maintenance revenue. EMEA revenues increased by 21.4% to $99.3 million, driven by a 39.8%, or $23.8 million, increase in SaaS revenue, partially offset by a $6.3 million combined decrease in term license and support, services and maintenance revenue. APAC revenues increased 33.2% to $95.4 million, primarily driven by a 49.2%, or $15.2 million, increase in SaaS revenue, a 24.1%, or $6.9 million, increase in services revenue, and a $1.7 million combined increase in term license and support and maintenance revenue.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we disclose non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expense, non-GAAP general and administrative expense, non-GAAP research and development expense, non-GAAP operating income and non-GAAP operating margin.

We believe these non-GAAP measures provide investors with additional insight into our operational performance and into trends affecting our business. Management uses these non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance.

Non-GAAP financial measures should not be considered as an alternative to operating income, operating margin or any other performance measures derived in accordance with GAAP as measures of performance. Non-GAAP financial measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

<u>Cost of Revenue, Gross Profit, and Gross Margin</u>

Cost of revenue, gross profit, and gross margin during the years ended December 31, 2024 and 2023 were as follows:

		Year Ended December 31,				Change		
		2024		2023		Amount		%
		(in thousands, except percentages)						
Cost of revenue:								
SaaS	$	41,544	$	35,924	$	5,620		15.6%
Term license and support		1,584		1,946		(362)		(18.6)%
Services		38,757		38,807		(50)		(0.1)%
Maintenance		641		783		(142)		(18.1)%
Total cost of revenue	$	82,526	$	77,460	$	5,066		6.5%
Gross profit		247,956		194,365		53,591		27.6%
Gross margin		75.0%		71.5%		—		—
GAAP cost of revenue	$	82,526	$	77,460	$	5,066		6.5%
Stock-based compensation expense		(1,315)		(3,161)		1,846		(58.4)%
Amortization of acquired intangible assets		(961)		(964)		3		(0.3)%
Non-GAAP cost of revenue	$	80,250	$	73,335	$	6,915		9.4%
Non-GAAP gross profit		250,232		198,490		51,742		26.1%
Non-GAAP gross margin		75.7%		73.0%		—		—

Cost of revenue increased 6.5% to $82.5 million for the year ended December 31, 2024, driven by a $3.0 million increase in aggregated hosting costs and a $2.3 million increase in personnel costs resulting from increased SaaS revenue.

<u>Operating Expenses</u>

Sales and Marketing

Sales and marketing expenses during the years ended December 31, 2024 and 2023 were as follows:

		Year Ended December 31,				Change		
		2024		2023		Amount		%
		(in thousands, except percentages)						
Sales and marketing	$	122,869	$	112,105	$	10,764		9.6%
Percentage of revenue		37.2%		41.2%		—		—
GAAP sales and marketing	$	122,869	$	112,105	$	10,764		9.6%
Stock-based compensation expense		(8,965)		(9,518)		553		(5.8)%
Amortization of acquired intangible assets		(459)		(492)		33		(6.7)%
Non-GAAP sales and marketing	$	113,445	$	102,095	$	11,350		11.1%
Non-GAAP percentage of revenue		34.3%		37.6%		—		—

Sales and marketing expenses increased 9.6% to $122.9 million for the year ended December 31, 2024, primarily driven by a $8.5 million increase in personnel costs, which included additional headcount and other investments in the business to respond to strong customer demand for our solutions and provide support for future growth. The decline in sales and marketing expenses as a percentage of revenue reflects the continued scaling of the company's focus on channel partnerships and strategies as well as ongoing improvements in overall sales efficiency.

General and Administrative

General and administrative expenses during the years ended December 31, 2024 and 2023 were as follows:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
	(in thousands, except percentages)			
General and administrative	$ 69,222	$ 61,271	$ 7,951	13.0%
Percentage of revenue	20.9%	22.5%	—	—
GAAP general and administrative	$ 69,222	$ 61,271	$ 7,951	13.0%
Stock-based compensation expense	(20,483)	(19,338)	(1,145)	5.9%
Non-GAAP general and administrative	$ 48,739	$ 41,933	$ 6,806	16.2%
Non-GAAP percentage of revenue	14.7%	15.4%	—	—

General and administrative expenses increased 13.0% to $69.2 million for the year ended December 31, 2024. The increase was primarily driven by a $3.9 million increase in personnel costs and $2.4 million in new fees related to the Company's investment in a growth equity fund.

Research and Development

Research and development expenses during the years ended December 31, 2024 and 2023 were as follows:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
	(in thousands, except percentages)			
Research and development	$ 48,699	$ 36,340	$ 12,359	34.0%
Percentage of revenue	14.7%	13.4%	—	—
GAAP research and development	$ 48,699	$ 36,340	$ 12,359	34.0%
Stock-based compensation expense	(8,296)	(4,031)	(4,265)	105.8%
Non-GAAP research and development	$ 40,403	$ 32,309	$ 8,094	25.1%
Non-GAAP percentage of revenue	12.2%	11.9%	—	—

Research and development expenses increased 34.0% to $48.7 million for the year ended December 31, 2024, primarily driven by a $10.7 million increase in personnel costs, which included additional headcount and ongoing investment in the development of new offerings and enhancements to existing offerings.

Income Tax Provision

Income tax provision during the years ended December 31, 2024 and 2023 was as follows:

| | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
	(in thousands, except percentages)			
Income tax expense	$ 4,743	$ 2,887	$ 1,856	64.3%

Income tax expense for the year ended December 31, 2024 was $4.7 million as compared to $2.9 million for the year ended December 31, 2023. The effective tax rate, which equals the income tax provision divided by pretax loss from continuing operations, was (19.4)% for the year ended December 31, 2024, compared to (15.5)% for the year ended December 31, 2023. The change in effective tax rates for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the mix of pre-tax income (loss) results by jurisdictions taxed at different rates than 21%, a permanent item recorded for stock-based compensation, GILTI, fair value of earnout liability and changes in the valuation allowance in the U.S. and certain foreign jurisdictions.

Non-GAAP Operating Income and Non-GAAP Operating Margin

The following table presents a reconciliation of non-GAAP operating income from the most comparable GAAP measure, operating income, for the periods presented:

	Year Ended December 31,	
	2024	2023
	(in thousands, except percentages)	
GAAP operating income (loss)	$ 7,166	$ (15,351)
GAAP operating margin	2.2%	(5.6)%
Add:		
Stock-based compensation	39,059	36,048
Amortization of acquired intangible assets	1,420	1,456
Non-GAAP operating income	$ 47,645	$ 22,153
Non-GAAP operating margin	14.4%	8.1%

Non-GAAP operating income and non-GAAP operating margin are non-GAAP financial measures that our management uses to assess our overall performance. We define non-GAAP operating income as GAAP operating income plus stock-based compensation and the amortization of acquired intangible assets. We define non-GAAP operating margin as non-GAAP operating income divided by revenue. We believe non-GAAP operating income and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics eliminate the effects of stock-based compensation, which has had historical volatility from period to period due to mark-to-market securities, and of acquired intangible assets, which are unrelated to current operations and are neither comparable to the prior period nor predictive of future results. The elimination of the effect of variability caused by stock-based compensation expense and the amortization of acquired intangible assets, both of which are non-cash expenses, provides a better representation as to the overall operating performance of the company. We use non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as our performance relative to our peers, (b) to set and approve spending budgets, (c) to allocate resources, (d) to measure operational profitability and the accuracy of forecasting, and (e) to assess financial discipline over operational expenditures.

GAAP operating margin for the years ended December 31, 2024 and 2023 was 2.2% and (5.6)%, respectively. Non-GAAP operating margin for the years ended December 31, 2024 and 2023 was 14.4% and 8.1%, respectively. The increase in non-GAAP operating margin was primarily attributable to the Company's enhanced focus on expense management and continued scaling of the Company's channel partner strategy.

Liquidity and Capital Resources

As of December 31, 2024, we had $290.7 million in cash and cash equivalents, $0.2 million in short-term investments and no outstanding debt.

Our short-term liquidity needs primarily include working capital for sales and marketing, research and development, and continued innovation. In addition, we extended a credit facility with a remaining commitment of $1.5 million, and committed $50.0 million to a growth equity fund. We also have letters of credit issued in the amount of $1.0 million as security for operating leases, and $4.4 million as security for customer contingency agreements. Our long-term capital requirements will depend on many factors, including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, the results of business initiatives, and the timing of new product introductions. Refer to "*Note 12 - Commitments and Contingencies*" for more information regarding the purchase commitments.

We also maintain a loan and security agreement (the "***Loan Agreement***"), dated November 3, 2023, with HSBC Bank USA, National Association ("***HSBC***"), as lender, for a revolving line of credit of up to $30.0 million with an accordion feature that provides up to $20.0 million of additional borrowing capacity we may draw upon at our request. The line bears interest at a rate equal to term SOFR plus 3.0% to 3.3% depending on the Consolidated Total Leverage Ratio (as defined in the Loan Agreement). The line carries an unused fee equal to 0.5%. The line will mature on November 3, 2026. We are required to maintain a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the Loan Agreement) as well as a maximum Consolidated Total Leverage Ratio, tested by HSBC each quarter. Pursuant to the Loan Agreement, we pledged, assigned and granted HSBC a security interest in all shares of our subsidiaries, future proceeds, and assets as security for our obligations under the Loan Agreement. As of December 31, 2024, we are compliant with all covenants and had no borrowings outstanding under the Loan Agreement.

We believe that our existing cash and cash equivalents, our cash flows from operating activities, and our borrowing capacity under our Loan Agreement will be sufficient to meet our working capital and capital expenditure needs and debt service obligations for at least the next twelve months. In the future, we may attempt to raise additional capital through equity or debt financing. The sale of additional equity would be dilutive to our stockholders. Additional debt financing could result in increased debt service obligations and more restrictive financial and operational covenants.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,	
	2024	**2023**
	(in thousands)	
Net cash provided by operating activities	$ 88,894	$ 34,694
Net cash used in investing activities	(2,601)	(5,648)
Net cash used in financing activities	(15,537)	(33,667)

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024, was $88.9 million, reflecting our net loss of $29.1 million, adjusted for non-cash items of $89.3 million and net cash inflows of $28.8 million from changes in our operating assets and liabilities. The main considerations for non-cash items were stock-based compensation, which reflects ongoing compensation charges for the entity's equity- and pre-merger liability-classified awards, operating lease right-of-use asset expense and mark to market adjustments on earnout and warrant liabilities. The main considerations of changes in operating assets and liabilities that resulted in cash inflows related to an increase in deferred revenue that is partially offset by an increase in accounts receivable as a result of business growth. This was partially offset by cash outflows related to an increase in deferred contract costs and operating lease liabilities.

Net cash provided by operating activities for the year ended December 31, 2023, was $34.7 million, reflecting our net loss of $21.5 million, adjusted for non-cash items of $58.6 million and net cash outflows of $2.4 million from changes in our operating assets and liabilities. The main considerations for non-cash items were stock-based compensation, which reflects ongoing compensation charges for the entity's equity- and pre-merger liability-classified awards, operating lease right-of-use asset expense and mark to market adjustments on earnout and warrant liabilities. The main considerations of changes in operating assets and liabilities that resulted in cash outflows related to an increase in deferred contract costs and operating lease liabilities. This was partially offset by cash inflows related to an increase in deferred revenue that is partially offset by an increase in accounts receivable as a result of business growth.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was $2.6 million, primarily consisting of $3.0 million of purchases of property and equipment, $1.8 million in the purchase of investments, $1.8 million investment in notes, and $1.2 million in software development, partially offset by $5.4 million in maturities of short-term investments.

Net cash used in investing activities for the year ended December 31, 2023, was $5.6 million, primarily consisting of $3.5 million in the purchase of investments, $2.1 million of purchases of property and equipment, $1.4 million in software development, and $1.3 million investment in notes, partially offset by $2.6 million in maturities of short-term investments.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024, was $15.5 million, primarily due to $33.1 million in purchases of common stock, $6.1 million in the redemption of the redeemable noncontrolling interest of MaivenPoint, and $4.0 million in the purchase of public warrants, partially offset by $17.2 million of proceeds from the exercising of warrants, and $11.0 million of proceeds from the exercising of stock options.

Net cash used in financing activities for the year ended December 31, 2023, was $33.7 million, primarily due to $39.0 million in purchases of common stock, partially offset by $5.6 million of proceeds from the exercising of stock options.

Indebtedness

Credit Facility

We maintain a line of credit under the Loan Agreement with HSBC, as lender. See "*Note 9 – Line of Credit*" in Part II, Item 8 "*Financial Statements and Supplementary Data*" of this Annual Report.

The Loan Agreement provides for a revolving line of credit of up to $30.0 million, with an additional $20.0 million accordion feature for additional capital we may draw upon at our request. Borrowings under the line bear interest at a rate equal to term SOFR plus 3.0% to 3.3% depending on the Consolidated Total Leverage Ratio. The line carries an unused fee at a rate equal to 0.5%. Any proceeds of borrowings under the Loan Agreement will be used for general corporate purposes.

On a consolidated basis with our subsidiaries, we are required to maintain a minimum Consolidated Fixed Charge Coverage Ratio as well as a maximum Consolidated Total Leverage Ratio, tested by HSBC each quarter. Pursuant to the Loan Agreement, we pledged, assigned, and granted HSBC a security interest in all shares of our subsidiaries, future proceeds, and certain assets as security for our obligations under the Loan Agreement. Our line of credit under the Loan Agreement will mature on November 3, 2026.

To date, we are in compliance with all covenants under the Loan Agreement. We have not at any time, including as of and for the fiscal year ending as of December 31, 2024, borrowed under the Loan Agreement. The description of the Loan Agreement is qualified in its entirety by the full text of such agreement, a copy of which is attached as an exhibit to this Annual Report.

Leasing Obligations

We are obligated under various non-cancelable operating leases for office space. The initial terms of the leases expire on various dates through 2030. During the years ended December 31, 2024 and 2023, total rent expense for facilities amounted to $7.2 million and $6.8 million, respectively. As of December 31, 2024, letters of credit have been issued in the amount of $1.0 million as security for operating leases. The letters of credit are secured by certificates of deposit and a line of credit.

Operating Segment Information

We operate in one segment. Our products and services are sold throughout the world, through direct and indirect sales channels. Our chief operating decision maker (the "**CODM**") is our Chief Executive Officer. The CODM makes operating performance assessment and resource allocation decisions on a global basis. The CODM does not receive discrete financial information about asset allocation, expense allocation, or profitability by product or geography. See "*Note 18 – Segment Information*" (Part II, Item 8 of this Annual Report) for more information.

Critical Accounting Estimates

Preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions on the reported revenue generated and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that our management believes are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the section titled "*Note - 2 Summary of Significant Accounting Policies*" (Part II, Item 8 of this Annual Report), we believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

We derive revenue from four primary sources: SaaS, term license and support, services, and maintenance. Many of our contracts with customers include multiple performance obligations. Our products and services generally do not require a significant amount of integration or interdependency; therefore, our products and services are generally not combined. We allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price ("**SSP**") for each performance obligation within each contract.

We use judgment in determining the SSP for products and services. For substantially all performance obligations except term licenses, we are able to establish the SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. We typically establish an SSP range for our products and services which is reassessed on a periodic basis or when facts and circumstances change. Term licenses are sold only as a bundled arrangement that includes the rights to a term license and support. In determining the SSP of license and support in a term license arrangement, we utilize observable inputs and consider the value relationship between support and term license when compared to the value relationship between support and perpetual licenses, the average economic life of our products, and software renewals rates. Using a combination of the relative fair value method or the residual value method, the SSP of the performance obligations in an arrangement is allocated to each performance obligation within a sales arrangement.

Economic Conditions, Challenges, and Risks

The markets for software and cloud-based services are dynamic and highly competitive. Our competitors are developing new software while also deploying competing cloud-based services for consumers and businesses. Customer preferences evolve rapidly, and choices in hardware, products, and devices can and do influence how users access services in the cloud, and in some cases, the user's choice of which suite of cloud-based services to use. We must continue to evolve and adapt to keep pace with this changing environment. The investments we are making in infrastructure, research and development, marketing, and geographic expansion will continue to increase our operating costs and may decrease our operating margins.

Our success is highly dependent on our ability to attract and retain qualified employees. We hire a mix of university and industry talent worldwide. We compete for talented individuals globally by offering an exceptional working environment, broad customer reach, scale in resources, the ability to grow one's career across many different products and businesses, and competitive compensation and benefits.

Additionally, demand for our software and service is correlated to global macroeconomic and geopolitical factors, which remain dynamic and currently include multiple ongoing conflicts where the outcomes and consequences are not possible to predict, but could include regional instability and geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. These in turn could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

Our international operations provide a significant portion of our total revenues and expenses. Many of these revenues and expenses are denominated in currencies other than the U.S. dollar. As a result, changes in foreign exchange rates may significantly affect revenue and expenses. Refer to the section titled "*Risk Factors*" (Part I, Item 1A of this Annual Report) for a discussion of these factors and other risks.

Seasonality

Our quarterly revenue can fluctuate and does not necessarily grow sequentially when measuring any one fiscal quarter's revenue against another. Historically, our first quarter has been our lowest revenue quarter and our fourth quarter has been our highest revenue quarter, however those results are not necessarily indicative of future quarterly revenue or full year results. Additionally, the timing of new product and service introductions can significantly impact revenue. Lastly, the mix of revenues in any given quarter can cause fluctuations in our reported results, due to differing revenue recognition principles.

Recently Issued and Adopted Accounting Pronouncements

For information about recent accounting pronouncements, see Note 2 to the consolidated financial statements of this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We had cash and cash equivalents, marketable securities, and short-term deposits of $290.9 million as of December 31, 2024, which we hold for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio due to changes in interest rates. Declines in interest rates, however, would reduce our future interest income. The effect of a hypothetical 10% change in interest rates would not have a material negative impact on our consolidated financial statements. As of December 31, 2024, we had no outstanding obligations under our line of credit with HSBC under the Loan Agreement. To the extent we enter into other long-term debt arrangements in the future, we would be subject to fluctuations in interest rates which could have a material impact on our future financial condition and results of operation.

Foreign Currency Exchange Risk

Fluctuations in foreign currencies impact the amount of total assets and liabilities that we report for our foreign subsidiaries upon the translation of these amounts into U.S. Dollars. In particular, the amount of cash, cash equivalents and marketable securities that we report in U.S. Dollars for a significant portion of the cash held by these subsidiaries is subject to translation variance caused by changes in foreign currency exchange rates as of the end of each respective reporting period, the offset to which is substantially recorded to accumulated other comprehensive income on our consolidated balance sheets and is also presented as a line item in its consolidated statements of comprehensive loss.

If overall foreign currency exchange rates in comparison to the U.S. Dollar uniformly would have been weaker by 10% as of December 31, 2024, and December 31, 2023, the amount of cash, cash equivalents and marketable securities AvePoint would have reported in U.S. Dollars would have decreased by approximately $4.8 million and $3.4 million, respectively, assuming constant foreign currency cash, cash equivalents and marketable securities balances.

We believe we are in large part naturally hedged against foreign currency exchange risk from our ongoing business operations, as most of our regional revenues are generated in the same currency as that region's expenses are paid.

Concentration of Credit Risk

We deposit our cash with financial institutions, and, at times, such balances may exceed federally insured limits.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of AvePoint, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AvePoint, Inc. and subsidiaries (the "Company") as of December 31, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive loss, mezzanine equity and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Determination of Standalone Selling Prices — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s revenue is derived from four primary sources: SaaS, term license and support, services, and maintenance. Many of the Company’s contractual arrangements with customers include multiple performance obligations. For such arrangements with multiple performance obligations, the Company allocates the aggregate transaction price to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company applies judgment in determining SSP for each performance obligation.

Term licenses are sold only as a bundled arrangement that includes the rights to a term license and support. In determining the SSP of license and support in a term license arrangement, management utilizes observable inputs and considers the value relationship between support and term license when compared to the value relationship between support and perpetual licenses, the average economic life of their products, and software renewal rates.

For substantially all of the Company’s other contractual arrangements with multiple performance obligations, the Company determines SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. The Company typically establishes an SSP range for its products and services which is reassessed on a periodic basis or when facts and

circumstances change. We identified the determination of SSP for products and services as a critical audit matter due to the judgement by management involved in the determination of SSP, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing audit procedures and evaluating audit evidence related to management's determination of SSP.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's SSP determinations included the following, among others:

- We tested the effectiveness of controls over revenue recognition, which included controls associated with the Company's methodology to determine SSP and the underlying data utilized in the application of the methodology.
- We evaluated the appropriateness of the Company's methodology to determine SSP in accordance with ASC 606, Revenue from Contracts with Customers.
- We tested the accuracy of inputs utilized by the Company to determine SSP, which included selecting a sample of the Company's transactional data used to determine SSP and agreeing relevant information to source documents.
- We tested the completeness of the Company's transactional data used to determine SSP by selecting a sample of previously recorded sales and agreeing relevant information into such transactional data.
- We tested the mathematical accuracy of management's calculations to determine SSP.

/s/ Deloitte & Touche LLP

New York, New York
February 27, 2025

We have served as the Company's auditor since 2021.

AvePoint, Inc. and Subsidiaries Consolidated Balance Sheets
(In thousands, except par value)

		December 31, 2024		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	290,735	$	223,162
Short-term investments		167		3,721
Accounts receivable, net		87,365		85,877
Prepaid expenses and other current assets		16,528		12,824
Total current assets		394,795		325,584
Property and equipment, net		5,289		5,118
Goodwill		17,715		19,156
Intangible assets, net		8,889		10,546
Operating lease right-of-use assets		15,954		13,908
Deferred contract costs		59,838		54,675
Other assets		16,575		13,595
Total assets	$	519,055	$	442,582
Liabilities, mezzanine equity, and stockholders' equity				
Current liabilities:				
Accounts payable	$	2,352	$	1,384
Accrued expenses and other current liabilities		76,135		53,766
Current portion of deferred revenue		144,468		121,515
Total current liabilities		222,955		176,665
Long-term operating lease liabilities		9,909		9,383
Long-term portion of deferred revenue		8,840		7,741
Earn-out shares liabilities		—		18,346
Other liabilities		6,403		5,603
Total liabilities		248,107		217,738
Commitments and contingencies (Note 12)				
Mezzanine equity				
Redeemable noncontrolling interest		—		6,038
Total mezzanine equity		—		6,038
Stockholders' equity				
Common stock, $0.0001 par value; 1,000,000 shares authorized, 194,071 and 184,652 shares issued and outstanding as of December 31, 2024 and 2023, respectively		19		18
Additional paid-in capital		779,007		667,881
Accumulated other comprehensive income		576		3,196
Accumulated deficit		(510,448)		(460,496)
Noncontrolling interest		1,794		8,207
Total stockholders' equity		270,948		218,806
Total liabilities, mezzanine equity, and stockholders' equity	$	519,055	$	442,582

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Operations
(In thousands, except per share amounts)

		For the Year Ended December 31,				
		2024		2023		2022
Revenue:						
SaaS	$	230,667	$	160,961	$	117,180
Term license and support		44,560		52,744		57,214
Services		44,036		44,795		41,283
Maintenance		11,219		13,325		16,662
Total revenue		330,482		271,825		232,339
Cost of revenue:						
SaaS		41,544		35,924		27,313
Term license and support		1,584		1,946		2,006
Services		38,757		38,807		36,037
Maintenance		641		783		920
Total cost of revenue		82,526		77,460		66,276
Gross profit		247,956		194,365		166,063
Operating expenses:						
Sales and marketing		122,869		112,105		110,638
General and administrative		69,222		61,271		65,132
Research and development		48,699		36,340		31,359
Total operating expenses		240,790		209,716		207,129
Income (loss) from operations		7,166		(15,351)		(41,066)
Other (expense) income, net		(31,565)		(3,263)		7,416
Loss before income taxes		(24,399)		(18,614)		(33,650)
Income tax expense		4,743		2,887		5,038
Net loss	$	(29,142)	$	(21,501)	$	(38,688)
Net (loss) income attributable to noncontrolling interest		(52)		224		2,942
Net loss available to common stockholders	$	(29,090)	$	(21,725)	$	(41,630)
Basic and diluted loss per share	$	(0.16)	$	(0.12)	$	(0.23)
Basic and diluted shares used in computing loss per share		183,721		182,257		181,957

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Comprehensive Loss
(In thousands)

		For the Year Ended December 31,				
		2024		2023		2022
Net loss	$	(29,142)	$	(21,501)	$	(38,688)
Other comprehensive (loss) income net of taxes						
Unrealized (loss) gain on available-for-sale securities		(106)		100		—
Foreign currency translation adjustments		(2,608)		1,104		(250)
Total other comprehensive (loss) income		(2,714)		1,204		(250)
Total comprehensive loss	$	(31,856)	$	(20,297)	$	(38,938)
Comprehensive (loss) income attributable to noncontrolling interest		(144)		238		3,003
Total comprehensive loss available to common stockholders	$	(31,712)	$	(20,535)	$	(41,941)

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Mezzanine Equity and
Stockholders' Equity For the Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share amounts)

	Redeemable Noncontrolling Interest Amount	Total Mezzanine Equity Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Stockholders' Equity
Balance, December 31, 2023	$ 6,038	$ 6,038	184,652,402	$ 18	$ 667,881	$ (460,496)	$ 3,196	$ 8,207	$ 218,806
Proceeds from exercise of options	—	—	3,415,893	—	11,033	—	—	—	11,033
Common stock issued upon vesting of restricted stock units	—	—	4,805,497	1	(1)	—	—	—	—
Stock-based compensation expense	—	—	—	—	39,059	—	—	—	39,059
Accretion of redeemable noncontrolling interest	(99)	(99)	—	—	—	99	—	—	99
Redemption of noncontrolling interest	(5,926)	(5,926)	—	—	6,379	—	2	(6,381)	—
Reclassification of earn-out RSUs to earn-out shares	—	—	—	—	(378)	—	—	—	(378)
Purchase of public warrants	—	—	—	—	(3,828)	—	—	—	(3,828)
Proceeds from exercise of warrants	—	—	1,494,127	—	17,182	—	—	—	17,182
Company earn-out shares issuance	—	—	2,964,658	—	53,871	—	—	—	53,871
Repurchase and retirement of common stock	—	—	(3,262,065)	—	(12,191)	(20,862)	—	—	(33,053)
Comprehensive (loss) income:									
Net (loss) income	(5)	(5)	—	—	—	(29,189)	—	52	(29,137)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(106)	—	(106)
Foreign currency translation adjustments	(8)	(8)	—	—	—	—	(2,516)	(84)	(2,600)
Balance, December 31, 2024	$ —	$ —	194,070,512	$ 19	$ 779,007	$ (510,448)	$ 576	$ 1,794	$ 270,948

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Mezzanine Equity and Stockholders' Equity For the Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share amounts)

	Redeemable Noncontrolling Interest Amount	Total Mezzanine Equity Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Stockholders' Equity
Balance, December 31, 2022	$ 14,007	$ 14,007	185,277,588	$ 19	$ 665,715	4,189,750	$(21,666)	$ (416,927)	$ 2,006	$ —	$ 229,147
Proceeds from exercise of options	—	—	2,840,716	—	5,569	—	—	—	—	—	5,569
Common stock issued upon vesting of restricted stock units	—	—	3,253,130	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	36,048	—	—	—	—	—	36,048
Accretion of redeemable noncontrolling interest	212	212	—	—	—	—	—	(212)	—	—	(212)
Reclassification of redeemable noncontrolling interest in MaivenPoint Pte. Ltd. (1)	(8,148)	(8,148)	—	—	—	—	—	—	—	8,148	8,148
Reclassification of earn-out RSUs to earn-out shares	—	—	—	—	(567)	—	—	—	—	—	(567)
Repurchase of common stock	—	—	(6,719,032)	—	—	6,719,032	(39,063)	—	—	—	(39,063)
Retirement of common stock	—	—	—	(1)	(38,884)	(10,908,782)	60,729	(21,844)	—	—	—
Comprehensive (loss) income:											
Net (loss) income	(38)	(38)	—	—	—	—	—	(21,513)	—	50	(21,463)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	100	—	100
Foreign currency translation adjustments	5	5	—	—	—	—	—	—	1,090	9	1,099
Balance, December 31, 2023	$ 6,038	$ 6,038	184,652,402	$ 18	$ 667,881	—	$ —	$ (460,496)	$ 3,196	$ 8,207	$ 218,806

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Mezzanine Equity and Stockholders' Equity For the Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share amounts)

	Redeemable Noncontrolling Interest Amount	Total Mezzanine Equity Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2021	$ 5,210	$ 5,210	181,821,767	$ 18	$ 625,056	143,564	$ (1,739)	$ (375,297)	$ 2,317	$ 250,355
Proceeds from exercise of options	—	—	1,799,665	—	2,818	—	—	—	—	2,818
Common stock issued upon vesting of restricted stock units	—	—	1,784,993	—	—	—	—	—	—	—
Common stock issued upon acquisition	—	—	324,845	—	1,517	—	—	—	—	1,517
Common stock issued for canceled officer awards	—	—	3,592,504	1	(1)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	37,210	—	—	—	—	37,210
Issuance of redeemable noncontrolling interest in MaivenPoint Pte. Ltd. (1)	5,794	5,794	—	—	—	—	—	—	—	—
Reclassification of earn-out RSUs to earn-out shares	—	—	—	—	(885)	—	—	—	—	(885)
Repurchase of common stock	—	—	(4,046,186)	—	—	4,046,186	(19,927)	—	—	(19,927)
Comprehensive income (loss):										
Net loss	—	—	—	—	—	—	—	(38,688)	—	(38,688)
Net income attributable to and accretion of redeemable noncontrolling interest	2,942	2,942	—	—	—	—	—	(2,942)	—	(2,942)
Foreign currency translation adjustments	61	61	—	—	—	—	—	—	(311)	(311)
Balance, December 31, 2022	$ 14,007	$ 14,007	185,277,588	$ 19	$ 665,715	4,189,750	$(21,666)	$ (416,927)	$ 2,006	$ 229,147

(1) Formerly AvePoint EduTech Pte. Ltd.

See accompanying notes.

AvePoint, Inc. and Subsidiaries Consolidated Statements of Cash Flows
(In thousands)

		For the Year Ended December 31,				
		2024		2023		2022
Operating activities						
Net loss	$	(29,142)	$	(21,501)	$	(38,688)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:						
Depreciation and amortization		5,382		4,687		3,494
Operating lease right-of-use assets expense		6,270		6,234		5,945
Foreign currency remeasurement loss		866		—		835
Stock-based compensation		39,059		36,048		37,218
Deferred income taxes		498		(864)		3,701
Other		(67)		1,068		(607)
Change in value of earn-out and warrant liabilities		37,276		11,454		(4,402)
Changes in operating assets and liabilities:						
Accounts receivable		(4,898)		(19,448)		(14,388)
Prepaid expenses and other current assets		(3,350)		(2,773)		(2,108)
Deferred contract costs and other assets		(8,482)		(7,687)		(9,596)
Accounts payable, accrued expenses and other current liabilities, operating lease liabilities and other liabilities		16,046		609		(2,553)
Deferred revenue		29,436		26,867		20,375
Net cash provided by (used in) operating activities		88,894		34,694		(774)
Investing activities						
Maturities of investments		5,353		2,620		183,554
Purchases of investments		(1,819)		(3,497)		(180,969)
Cash paid in business combinations and asset acquisitions, net of cash acquired		—		—		(18,572)
Capitalization of internal-use software		(1,211)		(1,434)		(1,612)
Purchase of property and equipment		(3,044)		(2,087)		(3,853)
Issuance of notes receivables		(1,750)		(1,250)		—
Other investing activities		(130)		—		—
Net cash used in investing activities		(2,601)		(5,648)		(21,452)
Financing activities						
Purchase of common stock		(33,053)		(39,036)		(19,927)
Proceeds from warrant exercises		17,182		—		—
Proceeds from stock option exercises		11,033		5,569		2,818
Redemption of redeemable noncontrolling interest		(6,130)		—		—
Purchase of public warrants		(3,991)		—		—
Company earn-out shares settled in cash		(572)		—		—
Repayments of finance leases		(6)		(64)		(39)
Payments of debt issuance costs		—		(136)		—
Net cash used in financing activities		(15,537)		(33,667)		(17,148)
Effect of exchange rates on cash		(3,183)		595		(1,655)
Net increase (decrease) in cash and cash equivalents		67,573		(4,026)		(41,029)
Cash and cash equivalents at beginning of period		223,162		227,188		268,217
Cash and cash equivalents at end of period	$	290,735	$	223,162	$	227,188
Supplemental disclosures of cash flow information						
Income taxes paid	$	6,882	$	6,112	$	3,320
Contingent considerations in business combination	$	—	$	—	$	5,635
Common stock issued in business combination	$	—	$	—	$	1,517
Loan to certain acquiree shareholders	$	—	$	—	$	235
Company earn-out shares issuance	$	53,871	$	—	$	—

See accompanying notes.

1. Nature of Business and Organization

AvePoint, Inc., incorporated as a New Jersey corporation on July 24, 2001 ("**Legacy AvePoint**"), was redomiciled as a Delaware corporation in 2006, and changed its name to "AvePoint Operations, Inc." in June 2021. On July 1, 2021, Legacy AvePoint and certain members of Apex Technology Acquisition Corporation ("**Apex**") consummated the transactions contemplated by a business combination agreement (the "**Apex Business Combination**") and a number of qualified institutional buyers and accredited investors consummated their respective purchases of shares as contemplated by related subscription agreements, with Apex being renamed "AvePoint, Inc." On July 2, 2021, shares of common stock were officially listed under the ticker "AVPT" on the Nasdaq Global Select Market. Subsequent to the consummation of the Apex Business Combination, on July 26, 2021, Legacy AvePoint's successor by merger AvePoint US LLC merged with and into AvePoint, Inc. with AvePoint, Inc. (hereinafter referred to as "**AvePoint**", the "**Company**", "**we**", "**us**", or "**our**") surviving.

Our principal executive headquarters is located in Jersey City, New Jersey, and our principal operating headquarters is located in Richmond, Virginia. We have additional offices across North America, Europe, Asia, Australia and the Middle East.

AvePoint generates revenue by providing customers a cloud-native data management software platform, enabling them to prepare, secure, and optimize their critical data. The AvePoint Confidence Platform unifies data security, governance, and business continuity into a seamless, resilient experience, addressing the most pressing challenges in today's complex digital landscape.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the consolidated accounts of AvePoint, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Recently Adopted Accounting Guidance

In the year ended December 31, 2024, the Company adopted the accounting standards update that requires companies to provide disclosures of significant segment expenses and other segment items (refer to "*Note 18 – Segment Information*"). Disclosures about a reportable segment's profit or loss and assets that are currently required annually will also have to be provided in interim periods. In addition, companies with a single reportable segment are required to provide all the disclosures required by Segment Reporting (ASC 280).

Business Combination

When we consummate a business combination, the assets acquired, and the liabilities assumed are recognized separately from goodwill at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the fair value of consideration transferred over the acquisition date fair value of the net identifiable assets acquired. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as we obtain new information about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Upon the earlier of the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded in the consolidated statements of operations. Acquisition-related costs were immaterial and were expensed as incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The amounts of assets and liabilities reported in our consolidated balance sheets and the amounts of revenue and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for determination of standalone selling price for revenue recognition, allowance for doubtful accounts, deferred contract costs, valuation of goodwill and other intangible assets, income taxes and related reserves, stock-based compensation, purchase price in a business combination, and earn-out liabilities. Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties.

Foreign Currency

The Company has foreign operations where the functional currency has been determined to be the local currency. Adjustments resulting from translating such foreign functional currency assets and liabilities into U.S. dollars, based on current exchange rates, are recorded as a component of accumulated other comprehensive income in the Company's consolidated balance sheets. Revenue and expenses are translated using average rates prevailing during the period. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other (expense) income, net in the Company's consolidated statements of operations.

Cash and Cash Equivalents

The Company maintains cash with several high credit-quality financial institutions. The Company considers all investments available with original maturities of three months or less to be cash equivalents. These investments are not subject to significant market risk. The Company maintains its cash and cash equivalents in bank accounts which, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. The Company maintains cash balances used in operations at entities based in countries which impose regulations that limit the ability to transfer cash out of the country. As of December 31, 2024 and 2023, the Company's cash balances at these entities were $15.5 million and $13.1 million, respectively.

Based on our intentions regarding our investments in U.S. treasury bills, we classify these investments as available-for-sale. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of stockholders' equity, except for the interest income from amortization of the discount arising at acquisition, and any unrealized losses determined to be related to credit losses, which we record within other (expense) income, net in the accompanying consolidated statements of operations.

Short-Term Investments

Short-term investments consist mainly of certificates of deposit held by financial institutions which have an initial maturity of greater than three months but less than or equal to one year at period end.

Prepaid Expenses and Other Current Assets

The prepaid expenses balances as of December 31, 2024 and 2023 were $7.2 million and $7.6 million, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the shorter of their estimated useful lives or related contract terms beginning in the year the asset was placed into service.

We depreciate computer equipment and software generally over a period of three years. We amortize leasehold improvements over the shorter of the remaining lease term or the estimated useful lives of the assets. We depreciate furniture and fixture generally over a period of seven years. We depreciate buildings over a period of forty years. We depreciate office equipment generally over a period of five years. Depreciation and amortization for buildings, information technology assets, leasehold improvements, and furniture and fixtures commences once they are ready for our intended use.

Normal repair and maintenance costs are expensed as incurred. We write off depreciated assets that are no longer in service.

We evaluate long-lived assets, which include leasehold improvements and equipment subject to depreciation and amortization, for impairment whenever events or changes in business circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized when the aggregate of estimated undiscounted future cash flows expected to result from the use and the eventual disposition of the long-lived assets less than its carrying amount. Impairment, if any, is determined based on the fair value of the long-lived asset.

There were no impairment charges recognized during the years ended December 31, 2024, 2023 and 2022, respectively.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net identifiable assets acquired.

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If we determine that it is more likely than not that its fair value is less than its carrying amount, then the quantitative goodwill impairment test will be performed. The quantitative goodwill impairment test identifies goodwill impairment and measures the amount of goodwill impairment loss to be recognized by comparing the fair value of our single reporting unit with its carrying amount. If the fair value exceeds its carrying amount, no further analysis is required; otherwise, any excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Intangible Assets, net

Intangible assets primarily consist of customer related assets and acquired software and technology. Typical customer related assets include order backlogs and customer relationships. Intangible assets that have finite useful lives are amortized over their useful lives on a straight-line basis, which range from three years to ten years. We evaluate the recoverability of intangible assets periodically by considering events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Leases

Leases are classified as either operating or finance leases based on certain criteria. This classification determines the timing and presentation of expenses on the income statement, as well as the presentation of the related cash flows and balance sheet. The Company currently has no material finance leases.

Right-of-use ("_ROU_") assets and related liabilities are recorded at lease commencement based on the present value of the lease payments over the expected lease term. Lease payments include future increases unless the increases are based on changes in an index or rate. If the rate implicit in the leases was not readily determinable, the Company's incremental borrowing rate is used to calculate ROU assets and related liabilities. The incremental borrowing rate is determined based on the Company's estimated credit rating, the term of the lease, the economic environment where the asset resides and full collateralization. Lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term and is allocated within operating expenses in the consolidated statements of operations.

Our lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. We elected to combine fixed payments for non-lease components, for all classes of underlying assets, with our lease payments and account for them together as a single lease component which increases the amount of our lease assets and liabilities.

Deferred Contract Costs

We defer sales commissions that are considered to be incremental and recoverable costs of obtaining or renewing SaaS, term license and support, service, perpetual license and maintenance contracts. The initial commissions are amortized over the anticipated period of asset benefit. We have structured commissions plans such that the commission rate paid on renewal contracts are less than those paid on the initial contract; therefore, it is determined that the renewal commissions are not commensurate with the initial commission, which are related to future contracts with a customer. The renewal commissions are amortized over the average renewal term. We determine the anticipated period of asset benefit and the average renewal term utilizing a portfolio approach, considering our customer contracts, the duration of our relationships with our customers, and the useful life of our technology. Changes in the anticipated period of asset benefit or the average renewal term are recognized on a prospective basis upon occurrence. No impairment was recorded for the years ended December 31, 2024, 2023 and 2022.

Amortization of deferred contract costs of $20.9 million, $19.0 million and $13.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, is included as a component of sales and marketing expenses in our consolidated statements of operations.

Software Development Costs

Costs are incurred in the development of new software products and enhancements to existing software products. These costs, consisting primarily of salaries and related payroll costs, are expensed as incurred until technological feasibility has been established. After technological feasibility is established, costs are capitalized.

Costs to develop or obtain internal-use software and implementation costs incurred in hosting arrangements and costs of significant upgrades and enhancements resulting in additional functionality are capitalized in the intangible assets, net within the consolidated balance sheets. These costs are primarily software purchased for internal use, purchased software licenses, implementation costs, and development costs related to our hosted product, which is accessed by customers on a subscription basis. Costs incurred for maintenance, training, and minor modifications or enhancements are expensed as incurred. The capitalized expenses are amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Internally developed software costs required to be capitalized as defined by the accounting guidance are not material to our consolidated financial statements.

Revenue Recognition

We derive revenue from four primary sources: SaaS, term license and support, services, and maintenance.

Our sources of revenue mainly include:

- SaaS and term license and support revenue includes revenue from the sale of SaaS and term license and support, product offerings of our software and related customer support. SaaS revenue is recognized ratably over the term of the contract. Term license revenue includes distinct on-premises license and support performance obligations. The license is generally recognized upfront at the point in time when the software is made available to the customer to download and use, and the support is recognized ratably over the term of the contract.
- Services revenue includes revenue derived primarily from the implementation of software, training, consulting, and migrations. We also offer license customization and managed services. Services revenue from implementation, training, consulting, migration, and license customization is recognized by applying a measure of progress, such as labor hours to determine the percentage of completion of each contract. Services revenue from managed services is recognized ratably on a straight-line basis over the contract term.
- Maintenance revenue includes revenue from sales of perpetual license and related post-contract support. Perpetual license revenue is recognized upfront upon delivery of the licensed product and/or the utility that enables the customer to access authorization keys, provided that an enforceable contract has been received. While perpetual license revenues today are immaterial, our perpetual licenses are typically sold with post-contract support ("*PCS*"), which includes unspecified technical enhancements and customer support. Revenue from PCS is classified as maintenance revenue and is recognized ratably over the term of the contract, which is typically one year, as we satisfy the PCS performance obligation.

In rare cases when the software and the related when-and-if available updates are critical to the combined utility of the software, the Company has determined this to be one performance obligation and revenue is recognized ratably over the license term.

Term license and perpetual license revenue recognized at point in time was $27.3 million, $31.4 million and $40.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. The remaining revenue amount is recognized over time.

Our revenue is recognized upon the transfer of control of promised goods or services provided to its customers, reflecting the amount of consideration it expects to receive for those goods or services. Revenue is recognized upon the application of the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the contractual performance obligations are satisfied.

Our revenue arrangements generally include standard warranty or service level provisions that its arrangements will perform and operate in all material respects as defined in the respective agreements, the financial impacts of which have historically been and are expected to continue to be insignificant. Our arrangements generally do not include a general right of return relative to the delivered products or services. We recognize revenue net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Many of our contracts include multiple performance obligations. Our products and services generally do not require a significant amount of integration or interdependency; therefore, the Company's products and services are generally not combined. We allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price ("*SSP*") for each performance obligation within each contract.

We use judgment in determining the SSP for products and services. For substantially all performance obligations except term licenses, we are able to establish the SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. We typically establish an SSP range for our products and services which is reassessed on a periodic basis or when facts and circumstances change. Term licenses are sold only as a bundled arrangement that includes the rights to a term license and support.

In determining the SSP of license and support in a term license arrangement we utilize observable inputs and consider the value relationship between support and term license when compared to the value relationship between support and perpetual licenses, the average economic life of our products and software renewal rates. Using a combination of the relative fair value method or the residual value method, the SSP of the performance obligations in an arrangement is allocated to each performance obligation within a sales arrangement.

We utilize indirect sales channels which leverage Channel Partners. These deals are executed in one of two ways:

1. ***Channel Partner as Customer***

In the first form of these arrangements, the Channel Partner purchases the products from us at a discounted price and resells the products to end users at a price determined by the Channel Partner. In this scenario, the Channel Partner is the entity that has contracted with us and therefore is determined to be our customer. We recognize revenue when control of the goods and/or services are transferred to the customer. In this first form of the sales transaction, revenue recognition occurs upon transfer to the Channel Partner (acting as reseller) or as directed by the Channel Partner (acting as reseller) to its customer.

2. ***End User as Customer***

In the second form, we bill the end user, and the Channel Partner receives a commission. Upon analysis of deals executed through the second form of these channels, we determined that the end user represents our customer due to the fact that the end user purchased goods and/or services that are outputs of our ordinary activities. Consequently, Channel Partners utilized in deals executed through this second model are deemed to be agents of the transaction. In this second form of these arrangements, we recognize revenue upon transfer of the goods and/or services to the end user, and amortize the commission over the anticipated period of asset benefit.

The timing of revenue recognition may differ from the timing of invoicing to our customers. We record an unbilled receivable when revenue is recognized prior to invoicing. Current unbilled receivables are included in accounts receivable, net in the consolidated balance sheets. Long-term unbilled receivables that are expected to be billed more than twelve months after the period end are included within other assets in the consolidated balance sheets. We record deferred revenue in the consolidated balance sheets when cash is collected or invoiced before revenue is earned. Our standard payment terms are generally net 30 days. Invoices for SaaS, term license and support and maintenance are generally issued annually in advance or when the license is made available for customer use. Invoices for license contracts are generally issued when the license is available for the customer for download. Services are generally invoiced in advance or as the services are performed.

Total deferred revenue as of December 31, 2023 was $129.3 million, of which $113.5 million was recognized as revenues for the year ended December 31, 2024.

The opening and closing balances of the Company's accounts receivable, net, deferred revenue and deferred contract costs are as follows:

	Accounts receivable [1]	Deferred revenue	Deferred contract costs
	(in thousands)		
Balance, December 31, 2023	$ 94,067	$ 129,256	$ 54,675
Balance, December 31, 2024	95,683	153,308	59,838

[1] Accounts receivable is inclusive of accounts receivable, net of allowance for doubtful accounts, current unbilled receivables and long-term unbilled receivables. Long-term unbilled receivables are included in other assets on the consolidated balance sheets.

No customer accounted for more than 10% of revenue for the years ended December 31, 2024, 2023 and 2022, and no customer accounted for more than 10% of accounts receivable as of December 31, 2024 and 2023.

As of December 31, 2024, transaction price allocated to remaining performance obligations, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods, was $373.4 million, of which $318.5 million is related to SaaS and term license and support revenue. We expect to recognize approximately 62% of the total transaction price allocated to remaining performance obligations over the next twelve months and the remainder thereafter.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. To date, we have issued both stock options and restricted stock units. With respect to equity-classified awards, the Company measured stock-based compensation cost at the grant date based on the estimated fair value of the award and recognizes the cost as expense ratably over the requisite service period. With respect to liability-classified awards, the Company measures stock-based compensation cost at the grant date and at each reporting period based on the estimated fair value of the award. Stock-based compensation cost is recognized ratably over the requisite service period, net of actual forfeitures in the period.

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes model requires highly subjective assumptions in order to derive the inputs necessary to calculate the fair value of stock options. The Company calculates the expected term using the "simplified" method, which is the simple average of the vesting period and the contractual term. The simplified method is applied as the Company does not have sufficient historical data to provide a reasonable basis for an estimate of the expected term. Expected volatility is based on historical and implied volatility of a group of peer entities over a similar expected term. Dividend yields are based upon historical dividend yields. Risk-free interest rates are based on the implied yields currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected term.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized as part of the provision for income taxes. Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and unrecognize tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We recognized the tax expense related to Global Intangible Low-Taxed Income ("*GILTI*") as a period expense in the period the tax is incurred.

Our valuation allowances are primarily the result of uncertainties regarding the future realization of tax attributes recorded in various jurisdictions. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that the deferred tax assets will not be realized. We have evaluated the realizability of our deferred tax assets in each jurisdiction by assessing the adequacy of expected taxable income, including the reversal of existing temporary differences, historical and projected operating results and the availability of prudent and feasible tax planning strategies. In assessing our valuation allowance as of December 31, 2024, we considered all available evidence, including the magnitude of recent and current operating results, the duration of statutory carryforward periods, our historical experience utilizing tax attributes prior to their expiration dates, the historical volatility of operating results of these jurisdictions and our assessment regarding the sustainability of their profitability. The weight we give to any particular item is, in part, dependent upon the degree to which it can be objectively verified. Valuation allowances recorded against deferred tax assets increased by a net $3.3 million.

For additional information regarding our income taxes, refer to "*Note 10 - Income Taxes*".

Noncontrolling Interest

Noncontrolling Interest is recognized as equity in the Company's consolidated balance sheets, is reflected in net income attributable to noncontrolling interest in the consolidated statements of operations and comprehensive loss and is captured within the net (loss) income in the consolidated statements of mezzanine equity and stockholders' equity. Noncontrolling interests represent ownership interests in the Company's subsidiaries held by third parties. Redeemable noncontrolling interest is measured at the higher of its redeemable value and net income (loss) allocated to the redeemable noncontrolling interest, and is included in mezzanine equity on the consolidated balance sheets. At each reporting period, we increase the carrying amount of the redeemable noncontrolling interest by periodic accretions using the interest method so that the carrying amount will equal the redemption amount on the date that the put option becomes exercisable. These adjustments are recorded as net income attributable to noncontrolling interest on the consolidated statements of operations. Upon expiration of the underlying put option, the redeemable noncontrolling interest is reclassified to equity on the consolidated balance sheets.

Treasury Stock Retirement

We account for treasury stock transactions under the cost method. For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to the existing treasury stock count and total value, respectively. We periodically retire treasury shares that we acquire through share repurchases and return those shares to the status of authorized but unissued. When treasury shares are retired, we allocate the excess of the repurchase price over the par value of shares acquired between additional paid-in capital and accumulated deficit. The portion allocated to additional paid-in capital is limited to the pro rata portion of additional paid-in capital for the retired treasury shares. Any further excess of the repurchase price is allocated to accumulated deficit.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet effective

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures (ASC 740)" ("***ASU 2023-09***"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The amendment in this ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted. We are currently evaluating the impact ASU 2023-09 will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (ASC 220-40): Disaggregation of Income Statement Expenses" ("***ASU 2024-03***"), and in January 2025, the FASB issued ASU No. 2025-01, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (ASC 220-40): Clarifying the Effective Date" ("***ASU 2025-01***"). ASU 2024-03 requires public entities to disclose additional information about specific expense categories in the notes to the financial statements. ASU 2024-03, as clarified by ASU 2025-01, is effective in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The amendments in this ASU may be applied either prospectively or retrospectively. Early adoption is also permitted. We are currently evaluating the impact ASU 2024-03 will have on our consolidated financial statements and related disclosures.

3. Business Combination

Apex Technology Acquisition Corporation

The Apex Business Combination was accounted for as a reverse recapitalization as Legacy AvePoint was determined to be the accounting acquirer. This determination was primarily based on Legacy AvePoint comprising the ongoing operations of the combined entity, Legacy AvePoint's senior management comprising the majority of the senior management of the combined company and the prior stockholders of Legacy AvePoint having a majority of the voting power of the combined entity. Operations and assets and liabilities of the Company prior to the Apex Business Combination in these financial statements are those of Legacy AvePoint. As a result, these financial statements represent the continuation of Legacy AvePoint and the historical stockholders' deficiency. The accumulated deficit of Legacy AvePoint has been carried forward after the Apex Business Combination.

The following transactions occurred in connection with the Apex Business Combination which impacted our mezzanine equity and permanent equity accounts for the years ended December 31, 2024, 2023 and 2022:

- Legacy AvePoint Officer Awards, as defined in "*Note 16 — Stock-Based Compensation*," were cancelled. Refer to "*Note 16 — Stock-Based Compensation*" for more information.
- We entered into earn-out agreements to issue additional shares if certain share price milestones are achieved. Refer to "*Note 13 — Company Earn-Out and Warrant Liabilities*" for more information.
- We assumed public and private placement warrants from Apex. Refer to "*Note 13 — Company Earn-Out and Warrant Liabilities*" for more information.

4. Goodwill

The changes in the carrying amounts of goodwill were as follows:

	December 31, 2024	December 31, 2023
	(in thousands)	
Beginning balance	$ 19,156	$ 18,904
Effect of foreign currency translation	(1,441)	252
Ending balance	$ 17,715	$ 19,156

During the years ended December 31, 2024, 2023 and 2022, goodwill was not impaired.

5. Intangible Assets, net

Intangible assets consist of acquired intangible assets and internally-developed software. Amortization expense for intangible assets was $2.5 million, $2.1 million, and $1.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

A summary of the balances of the Company's intangible assets as of December 31, 2024 and 2023 is presented below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
		December 31, 2024			December 31, 2023		
		(in thousands)					(in years)
Technology and software, net	8,906	(3,446)	5,460	7,976	(1,758)	6,218	3.0-10.0
Customer related assets, net	4,329	(1,036)	3,293	4,546	(640)	3,906	3.0-10.0
Content, net	818	(682)	136	843	(421)	422	3.0
Total	$ 14,053	$ (5,164)	$ 8,889	$ 13,365	$ (2,819)	$ 10,546	

As of December 31, 2024, estimated future amortization expense for the intangible assets reflected above was as follows:

Year Ending December 31:

	(in thousands)
2025	$ 2,279
2026	1,793
2027	1,293
2028	1,138
2029	696
Thereafter	1,690
Total intangible assets subject to amortization	$ 8,889

6. Accounts Receivable, Net

Accounts receivable, net, consists of the following components:

	December 31, 2024	December 31, 2023
	(in thousands)	
Trade receivables	$ 68,007	$ 60,508
Current unbilled receivables	20,205	26,295
Allowance for credit losses	(847)	(926)
	$ 87,365	$ 85,877

Long-term unbilled receivables were $8.3 million and $8.2 million as of December 31, 2024 and 2023, respectively, and were included in other assets within the consolidated balance sheets.

7. Property and Equipment, Net

Property and equipment, net, consists of the following:

	December 31, 2024	December 31, 2023
	(in thousands)	
Computer equipment	$ 8,492	$ 6,633
Leasehold improvements	4,480	4,206
Furniture and fixtures	1,282	1,320
Building	685	707
Office equipment	448	390
Software	504	294
	15,891	13,550
Less accumulated depreciation and amortization	(10,602)	(8,432)
	$ 5,289	$ 5,118

Depreciation and amortization expense was $2.9 million, $2.6 million and $2.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following components:

	December 31, 2024	December 31, 2023
	(in thousands)	
Accrued compensation	$ 39,532	$ 27,820
Indirect taxes	7,243	4,540
Current operating lease liabilities	6,624	5,337
Income taxes payable	4,625	2,053
Cloud service fees	4,510	3,827
Professional service fees	3,660	2,469
Accrued partner expenses	1,101	1,681
Other	8,840	6,039
	$ 76,135	$ 53,766

9. Line of Credit

The Company maintains a loan and security agreement (the "*Loan Agreement*") with HSBC Bank USA, National Association ("*HSBC*"), as lender, for a revolving line of credit of up to $30.0 million, with an accordion feature that provides up to $20.0 million of additional borrowing capacity the Company may draw upon at its request. The line bears interest at a rate equal to term SOFR plus 3.0% to 3.3% depending on the Consolidated Total Leverage Ratio (as defined in the Loan Agreement). The line carries an unused fee at a rate equal to 0.5%. The line will mature on November 3, 2026. The Company is required to maintain a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the Loan Agreement) as well as a maximum Consolidated Total Leverage Ratio, tested by HSBC each quarter. The Company pledged, assigned and granted the bank a security interest in all shares of its subsidiaries, future proceeds and assets (except for excluded assets, including material intellectual property) as security for the performance of the loan and security agreement obligations. As of December 31, 2024, the Company is compliant with all covenants under the line and had no borrowings outstanding under the line of credit.

The Company has not at any time, including as of December 31, 2024, and for the fiscal year ended December 31, 2024, borrowed under the Loan Agreement.

10. Income Taxes

Pretax loss resulting from domestic and foreign operations is as follows:

		Year Ended December 31,	
	2024	2023	2022
		(in thousands)	
Domestic	$ (63,588)	$ (31,398)	$ (17,081)
Foreign	39,189	12,784	(16,569)
Pretax loss from continuing operations	$ (24,399)	$ (18,614)	$ (33,650)

The components of the provision (benefit) for income taxes consists of the following:

		Year Ended December 31,	
	2024	2023	2022
		(in thousands)	
Current income tax expense:			
Federal	$ (510)	$ 3,188	$ 1,937
State and local	71	(1,121)	668
Foreign	4,785	1,691	(1,478)
Total current income tax expense	4,346	3,758	1,127
Deferred income tax expense (benefit):			
Federal	—	—	2,370
State and local	—	—	(820)
Foreign	397	(871)	2,361
Total deferred income tax expense (benefit)	397	(871)	3,911
Total income tax expense	$ 4,743	$ 2,887	$ 5,038

The reconciliation of the amounts at the U.S. federal statutory income tax rate to the company's effective income tax rate is as follows:

		Year Ended December 31,	
	2024	2023	2022
		(in thousands)	
U.S. federal statutory tax rate	$ (5,124)	$ (3,909)	$ (7,067)
State and local income taxes, net	(2,419)	(2,077)	(292)
Stock-based compensation	(4,313)	3,117	(51)
Executive compensation limitation	1,812	449	3,566
Fair value of earn-out liability	7,828	2,165	(828)
GILTI inclusion, net	3,903	1,940	—
Foreign-derived intangible income deduction	—	(1,534)	—
Transaction costs	—	—	125
Change in valuation allowance	3,866	1,794	12,844
Deferred rate change	(119)	2,076	—
Foreign rate differential	(2,736)	(1,107)	(2,066)
Return-to-provision adjustments	2,095	274	(1,029)
Permanent differences	91	(343)	29
Other, net	(141)	42	(193)
Total	$ 4,743	$ 2,887	$ 5,038

The Company's effective tax rate differed from the U.S. federal statutory rate primarily due to mix of pre-tax income (loss) results by jurisdictions taxed at different rates than 21%, a permanent item recorded for the executive compensation limitation, and changes in valuation allowance in certain foreign jurisdictions.

Deferred income taxes are provided for the tax effect of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. Significant components of the Company's deferred tax assets and (liabilities) are as follows:

	December 31, 2024		December 31, 2023	
	(in thousands)			
Deferred Tax Assets:				
Net operating loss carryforwards	$	7,881	$	9,634
Deferred revenue		3,834		8,653
Compensation and benefits		7,452		6,996
Research and development expenses		18,010		11,086
Lease liability		2,110		2,518
Fair value of earn-out liability		—		305
Other		475		26
Total Deferred Tax Assets		39,762		39,218
Less: Valuation allowance		(25,808)		(22,469)
Deferred Tax Assets, net		13,954		16,749
Deferred Tax Liabilities:				
Property and equipment		14		(178)
Amortization		(2,026)		(2,395)
Commissions		(11,833)		(11,543)
Prepaid subscription		—		(1,569)
Unbilled receivable		(204)		(435)
Right-of-use assets		(1,925)		(2,290)
Total Deferred Tax Liabilities		(15,974)		(18,410)
Net Deferred Tax Liabilities	$	(2,020)	$	(1,661)

As of December 31, 2024, the Company had net operating loss ("*NOL*") carryforwards for state and local income tax of $31.3 million, which may offset future taxable income. The state NOL carryforwards begin to expire in 2026. The Company also has foreign NOL carryforwards of approximately $25.8 million, which will expire beginning 2029 and NOL carryforward periods vary from 5 years to indefinite.

Under the provisions of the Internal Revenue Code, the U.S. NOL carryforwards are subjected to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOL and tax credit carryforwards may become subject to an annual limitation in the event of a 50% cumulative change in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state tax provisions. This could limit the amount of NOLs that the Company can utilize annually to offset future taxable income or tax liabilities. The amount of the annual limitation, if any, will be determined based on the value of the Company immediately prior to the ownership change. The Company may have experienced an ownership change prior to December 31, 2024, however, the Company does not believe its NOL carryforwards would be limited under IRC Section 382. The Company could experience an ownership change in the future which could limit the utilization of certain NOL carryforwards.

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In making this assessment, management considered all available positive and negative evidence, including the level of historical taxable income, future reversals of existing temporary differences, tax planning strategies, and projected future taxable income. On the basis of this evaluation, a valuation allowance of $25.8 million and $22.5 million was recorded as of December 31, 2024 and 2023, respectively, against certain jurisdictions' net deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

As of December 31, 2024, the Company did not provide any foreign withholding taxes related to its foreign subsidiaries' undistributed earnings, as such earnings have been retained and are intended to be indefinitely reinvested to fund ongoing operations of the foreign subsidiaries. It is not practicable to estimate the amount of taxes that would be payable upon remittance of these earnings, because such tax, if any, is dependent upon circumstances existing if and when remittance occurs.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding interest and penalties is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
			(in thousands)		
Beginning balance	$	134	$	141	$	1,088
Additions based on tax positions related to the current year		—		—		—
Reduction for tax positions of prior years		—		—		(12)
Reduction for settlements		—		—		(935)
Expiration of applicable statute of limitations		(14)		(7)		—
Ending balance	$	120	$	134	$	141

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as part of the provision for income taxes. As of December 31, 2024 and 2023, the Company had $0.2 million and $0.2 million, respectively, of accrued interest and penalties associated with unrecognized tax benefits. These amounts were included in other liabilities in their respective years. As of December 31, 2024 and 2023, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.

The Company files income tax returns in the U.S. federal jurisdiction, various state and foreign jurisdictions. The tax years 2020 through 2023 generally remain open for examination for federal, state and local tax purposes. The tax years 2014 through 2023 are open and subject to audit by foreign jurisdictions.

11. Leases

The Company is obligated under various non-cancelable operating leases primarily for office space. The initial terms of the leases expire on various dates through 2030. We determine if an arrangement is a lease at inception.

The components of the Company's operating lease expenses are reflected in the consolidated statements of operations as follows:

	Year Ended December 31,				
	2024		2023		2022
			(in thousands)		
Lease liability cost	$	7,105	$	6,978	$	5,945
Short-term lease expenses (1)		1,271		777		1,760
Variable lease cost not included in the lease liability (2)		619		477		261
Total lease cost	$	8,995	$	8,232	$	7,966

(1) Short-term lease expenses include rent expenses from leases of 12 months or less on the transition date or lease commencement.
(2) Variable lease cost includes common area maintenance, property taxes, and fluctuations in rent due to a change in an index or rate.

During the year ended December 31, 2024 and 2023, right-of-use assets obtained in exchange for new operating lease liabilities amounted to $8.7 million and $4.3 million, respectively.

Other information related to operating leases is as follows:

	Year Ended December 31,				
	2024		2023		2022
			(in thousands)		
Cash paid for amounts included in the measurement of the lease liability:					
Operating cash flows from operating leases	$	7,095	$	7,190	$	5,626

As of December 31, 2024 and 2023, our operating leases had weighted average remaining lease terms of 3.3 years and 3.8 years, respectively, and weighted average discount rates of 5.2% and 5.6%, respectively.

The maturity schedule of the operating lease liabilities as of December 31, 2024, is as follows:

Year Ending December 31:

		(in thousands)
2025	$	7,310
2026		4,853
2027		3,022
2028		1,388
2029		893
Thereafter		525
Total future lease payments		17,991
Less: Present value adjustment		(1,458)
Present value of future lease payments [1]	$	16,533

[1] Includes the current portion of operating lease liabilities of $6.6 million, which is reflected in accrued expenses and other current liabilities in the consolidated balance sheets.

As of December 31, 2024, letters of credit have been issued in the amount of $1.0 million as security for operating leases. The letters of credit are secured by certificates of deposit and a line of credit. The certificates of deposit are included in cash and cash equivalents and short-term investments within the consolidated balance sheets.

12. Commitments and Contingencies

Commitments

The Company has outstanding unconditional purchase commitments to procure licenses to use IT software from suppliers. These agreements are negotiated in consideration of the volume of transactions with select suppliers and the associated required transaction volumes are expected to be met through the normal course of business.

In December 2022, the Company signed an unconditional purchase commitment in the amount of $96.0 million to purchase IT solutions over a three-year term. Under this agreement, payments are made upon access to the service. Any remaining obligations are due at the end of the three-year term in December 2025 as specified in the agreement. Given the Company's history of procuring similar products, it is expected that cash payments to the supplier will occur in 2023 through 2025 with any remaining amounts coming due in 2025. During the years ended December 31, 2024 and 2023, the Company paid $28.3 million and $21.7 million, respectively, related to the December 2022 agreement.

In December 2024, the Company signed an unconditional purchase commitment in the amount of $15.0 million to purchase additional IT solutions over a five-year term. Under this agreement, payments are made upon access to the service. The agreement specified four minimum commitment periods. The minimum commitment payments are due at the end of each minimum commitment period.

In February 2024, the Company has an outstanding commitment to contribute $50.0 million to the growth equity fund. Refer to "*Note 15 - Growth Equity Fund*" for more information.

The Company is obligated to make the following future minimum payments under the non-cancelable terms of these contracts as of December 31, 2024:

Years ending December 31,

		(in thousands)
2025	$	48,937
2026		1,595
2027		2,574
2028		4,115
2029		6,676
Thereafter		—
	$	63,897

Legal Proceedings

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions. Except for such claims that arise in the normal course of business, as of December 31, 2024, the Company was not a party to any other litigation for which a material claim is reasonably possible, probable or estimable.

Indemnification

The Company has entered into indemnification agreements with its executive officers and directors. These agreements, among other things, require AvePoint to indemnify its directors and executive officers to the fullest extent permitted by Delaware law, specifically the Delaware General Corporation Law (as the same exists or may hereafter be amended) for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Company's directors or officers or any other company or enterprise to which the person provides services at the Company's request.

As part of the business combination with Apex, we assumed certain indemnification obligations for Apex Technology Sponsor LLC and Jeff Epstein, Brad Koenig, David Chao, Peter Bell, Donna Wells, and Alex Vieux (the "*Indemnitees*" or "*Defendants*"). On February 2, 2024, Drulias and Farzad (as purported Apex stockholders, the "*Plaintiffs*") filed a class action complaint against the Indemnities in Delaware Court of Chancery, captioned Dean William Drulias, et.al. v. Apex Technology Sponsor LLC, et.al., C.A. No. 2024-0094-LWW. Plaintiffs asserted breach of fiduciary duty and unjust enrichment claims against the Defendants. The complaint alleged that Defendants made false and misleading disclosures in the June 2, 2021 proxy statement of Apex impacting its stockholders' vote to approve a merger between Apex and us and also affecting stockholders' redemption rights prior to the merger. Plaintiffs sought unspecified damages, rescission or rescissory damages, and disgorgement of unjust enrichment. We were not a named defendant in the complaint but had indemnification obligations to the Defendants under indemnification agreements executed during the merger. Also, in accordance with the business combination agreement, the Defendants obtained insurance policies to cover post-closing liability, with Apex securing a policy with a limit of $10 million and the sponsors obtaining a policy with a $3 million limit. The parties participated in a mediation in October 2024 and agreed to settlement terms. Pursuant to a signed letter of intent and a forthcoming settlement agreement, releasing us and the Defendants and settling the class action, we will contribute $1.4 million toward the full settlement amount of $14.4 million. The remaining $13 million will be paid pursuant to the two aforementioned insurance policies covering the Defendants and sponsor. As of December 31, 2024, an estimated accrual of $1.4 million was included in the accrued expenses and other current liabilities within the consolidated balance sheets.

Guarantees

In the normal course of business, customers in certain geographies or in highly regulated sectors occasionally require contingency agreements, which are secured by certificates of deposit and a line of credit. The certificates of deposit are included in other assets within the consolidated balance sheets. As of December 31, 2024, letters of credit have been issued in the amount of $4.4 million, as security for the agreements. These agreements have not had a material effect on our results of operations, financial position or cash flow.

13. Company Earn-Out and Warrant Liabilities

Company Earn-Out

Certain holders of common stock and certain holders of options shall be issued additional shares of AvePoint's common stock, as follows:

- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $12.50 over any 20 Trading Days within any 30 trading day period or (b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $12.50 per share;
- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $15.00 over any 20 Trading Days within any 30 trading day period or (b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $15.00 per share;
- 1,000,000 shares of AvePoint's common stock, in the aggregate, if at any time from July 1, 2021 through July 1, 2028 (a) AvePoint's stock price is greater than or equal to $17.50 over any 20 Trading Days within any 30 trading day period or

(b) the Company consummates a subsequent transaction, which results in the stockholders of the Company having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $17.50 per share.

The rights described above are hereafter referred to as the "***Company Earn-Out Shares***". To the extent that any portion of the Company Earn-Out Shares that would otherwise be issued to a holder of options that remain unvested at the date of the milestones described above, then in lieu of issuing the applicable Company Earn-Out Shares, the Company shall instead issue an award of restricted stock units of the Company for a number of shares of AvePoint's common stock equal to such portion of the Company Earn-Out Shares issuable with respect to the unvested options (the "***Company Earn-Out RSUs***"). In evaluation of the Company Earn-Out Shares and Company Earn-Out RSUs, management determined that the Company Earn-Out Shares represent derivatives to be marked to market at each reporting period, while the Company Earn-Out RSUs represent equity. Refer to "*Note 16 — Stock-Based Compensation*" for more information regarding the Company Earn-Out RSUs.

In order to capture the market conditions associated with the Company Earn-Out Shares, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the Sponsor Earn-Out Shares' contractual life based on the appropriate probability distributions. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial. The Monte Carlo model requires highly subjective assumptions including the expected volatility of the price of our common stock, and the expected term of the earn-out shares. Significant increases or decreases to these inputs in isolation could result in a significantly higher or lower liability. Under this approach, the fair value of the Company Earn-Out Shares on July 1, 2021, was determined to be $29.6 million. The fair value was remeasured as of December 31, 2023, and was determined to be $18.3 million, and included in the earn-out shares' liabilities in the consolidated balance sheets. As a result, an $11.1 million increase and a $4.3 million decrease in liability were recognized during the years ended December 31, 2023 and 2022, respectively, and included as other (expense) income, net in the consolidated statements of operations.

In December 2024, the required provisions were met, leading to the issuance of 2,964,658 Company Earn-Out Shares and a payment of $0.6 million to certain holders of common stock and options. The Company Earn-Out Shares liability was measured at fair value using the Company's stock quoted price on the date each milestone was achieved. The cumulative fair value of the shares issued and cash used for settlement amounted to $54.5 million, which was included in the earn-out shares' liabilities in the consolidated balance sheets. This resulted in a $35.8 million increase in liability recognized during the year ended December 31, 2024, recorded as other (expense) income, net in the consolidated statements of operations. Upon settlement, the Company Earn-out Shares settled in shares was reclassified from earn-out shares liabilities to equity, increasing the common stock amount and additional paid-in capital in the consolidated balance sheets by $0.0 million and $53.9 million, respectively. As of December 31, 2024, there were no remaining earn-out shares liabilities.

We estimated the earn-out shares fair value using a Monte Carlo model with the following significant unobservable assumptions:

	December 31, 2023	December 31, 2022
Term (in years)	4.50	5.50
Volatility	55.00%	55.00%

Private Warrants to Acquire Common Stock

On July 1, 2021, the Company granted 405,000 private placement warrants with a 5-year term and exercise price of $11.50. Management has determined that the private placements warrants are to be classified as liabilities to be marked to market at each reporting period.

The private placement warrants are non-transferable and any transfer to an unrelated party would cause the warrants to be converted into public warrants. Consequently, the fair value of the private placement warrants is equivalent to the quoted price of the publicly traded warrants. Under this approach, the fair value of the private placement warrants on July 1, 2021, was determined to be $1.4 million. The fair value was remeasured as of December 31, 2024 and 2023, and was determined to be $1.9 million and $0.5 million, respectively, and included in the other liabilities in the consolidated balance sheets. As a result, $1.5 million loss, $0.3 million loss, and $0.2 million gain was recognized during the years ended December 31, 2024, 2023 and 2022, respectively, and included as other (expense) income, net in the consolidated statements of operations.

As of December 31, 2024, 328,750 private placement warrants remained outstanding.

14. Mezzanine Equity and Stockholders' Equity

The Company has one class of capital stock: common stock. The following summarizes the terms of the Company's capital stock.

Common Stock

Pursuant to the Company's restated Articles of Incorporation, the Company is authorized to issue up to 1,000,000,000 shares of common stock at $0.0001 par value. There were 194,070,512 and 184,652,402 shares issued and outstanding as of December 31, 2024 and 2023, respectively. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company's Board of Directors. The Company's Board of Directors has not declared common stock dividends since inception. During the year ended December 31, 2024, the Company repurchased and retired 3,262,065 shares. The shares were returned to the status of authorized but unissued shares. As a result, common stock amount, additional paid-in capital, and accumulated deficit in the consolidated balance sheet were reduced by $0.0 million, $12.2 million, and $20.9 million, respectively. During the year ended December 31, 2023, the Company repurchased 6,719,032 shares and retired 10,908,782 shares. The shares were returned to the status of authorized but unissued shares. As a result, common stock amount, additional paid-in capital, and accumulated deficit in the consolidated balance sheet were reduced by $0.0 million, $38.9 million, and $21.8 million, respectively.

Share Repurchase Program

On March 17, 2022, the Company announced that its Board of Directors authorized a new share repurchase program (the "*Share Repurchase Program*") for the Company to buy back shares of its common stock. Under the Share Repurchase Program, the Company has the authority to buy up to $150 million of common stock via acquisitions in the open market or privately negotiated transactions. The Share Repurchase Program will remain open for a period of three years from the date of authorization and may be suspended or discontinued at any time. The Company is not obligated to make purchases of, nor is it obligated to acquire any particular amount of, common stock under the Share Repurchase Program. During the years ended December 31, 2024, 2023, and 2022, the Company purchased 3,262,065, 6,719,032 and 4,046,186 shares, respectively, at an average price of $10.13, $5.81, and $4.92 per share, respectively.

Sponsor Earn-Out Shares

On July 1, 2021 the Company modified the terms of 2,916,700 shares of common stock ("*Sponsor Earn-Out Shares*") then held by Apex's sponsor, such that such shares will be subject to the following vesting provisions:

- 100% of the Sponsor Earn-Out Shares shall vest and be released if at any time through July 1, 2028, AvePoint's stock price is greater than or equal to $15.00 (as adjusted for share splits, share capitalization, reorganizations, recapitalizations and the like) over any 20 trading days within any 30-day trading period; and
- 100% of the remaining Sponsor Earn-Out Shares that have not previously vested shall vest and be released if at any time through July 1, 2028, the Company consummates a subsequent transaction.

The Sponsor Earn-Out Shares are currently outstanding and receive treatment as outstanding common shares except that they were held in escrow and restricted from transfer until the vesting conditions described above were met. Consequently, the shares are classified as equity.

In December 2024, the vesting conditions were satisfied and the shares were released from escrow.

Public Warrants to Acquire Common Stock

On July 1, 2021, the Company issued 17,500,000 public warrants with an exercise price of $11.50. Each warrant entitles the registered holder to purchase one share of AvePoint's common stock and the warrants are exercisable from the date of issuance through July 1, 2026. The public warrants are equity classified and their fair value, based on the publicly traded warrants, was $59.3 million on July 1, 2021, and included in the additional paid-in capital on the consolidated balance sheets.

On August 27, 2024, the Company announced the commencement of an offer to purchase all of its outstanding public warrants at a price of $2.50 per warrant in cash, with an expiration date of September 26, 2024 (the "*Offer*"). On September 26, 2024, the Company announced that 1,596,314 warrants had been validly tendered and purchased, representing approximately 9.1% of the outstanding warrants, for a total amount of $4.0 million. During the year ended December 31, 2024, 1,494,127 warrants were exercised, with a total cash received of $17.2 million. As of December 31, 2024, 14,485,809 warrants remained outstanding. Subsequent to December 31, 2024, and through February 21, 2025, holders of the Company's outstanding warrants exercised a total of 7,595,099 warrants, resulting in the issuance of 7,595,099 shares of common stock. The Company received aggregate cash proceeds of approximately $87.3 million from these exercises.

Redeemable Noncontrolling Interest

AEPL PTE. LTD. ("**AEPL**"), an unaffiliated investor

As part of AEPL's investment in MaivenPoint Pte. Ltd. ("**MaivenPoint**"), the Company granted AEPL a put option which grants AEPL the right to require the Company to repurchase AEPL's investment in MaivenPoint at any time between December 24, 2022, and December 24, 2023, at a price equal to AEPL's initial investment of approximately $8.3 million. The Company recorded AEPL's investment in MaivenPoint as redeemable noncontrolling interest as mezzanine equity in its consolidated balance sheets. On December 24, 2023, the put option expired. The redeemable noncontrolling interest owned by AEPL was reclassified to permanent equity and is presented in the stockholders' equity section of the consolidated balance sheets for the year ended December 31, 2023.

I-Access Solutions Pte. Ltd. ("**I-Access**")

On February 18, 2022, (the "**I-Access Closing Date**"), MaivenPoint consummated its acquisition of all of the ordinary shares of I-Access, a Singapore limited company. As a result, I-Access became a wholly owned subsidiary of MaivenPoint. The acquisition was made pursuant to a share purchase agreement, dated as of January 31, 2022, (the "**Share Purchase Agreement**"), by and among MaivenPoint and the former I-Access shareholders (the "**Former Shareholders**"). As part of the transaction price, MaivenPoint granted I-Access a put option which allows I-Access to cause MaivenPoint to repurchase its shares on February 18, 2024, at a price equal to approximately $5.9 million. The Company recorded I-Access investment in MaivenPoint as redeemable noncontrolling interest as mezzanine equity in its consolidated balance sheets.

During the year ended December 31, 2024, the Former Shareholders exercised the put option of approximately $6.1 million. As a result of the exercise, AvePoint's ownership in MaivenPoint was 76.1%, with the remaining ownership interest held by AEPL as of December 31, 2024. Due to the exercise of the put option, the Company adjusted the carrying amount of the noncontrolling interest by multiplying the adjusted net assets of MaivenPoint AEPL's new ownership percentage, resulting in a reduction to noncontrolling interest and increase in additional paid-in capital of $6.4 million, respectively, within the consolidated balance sheets.

There were no put options held by MaivenPoint's remaining noncontrolling interest shareholders, and therefore, there was no redeemable noncontrolling interest in MaivenPoint as of December 31, 2024.

As of December 31, 2024 and 2023, AvePoint owned 76.1% and 73.8%, respectively, interest in MaivenPoint.

15. Growth Equity Fund

On February 28, 2024, the Company and Lumens Capital Partners Ltd. ("**LCP**") established *A3V* JV Co. (the "**Venture**"), with each owning an equal share of the Venture. In addition, the Company entered into a separate agreement with LCP to form A3 Ventures Fund 1, L.P. (the "**Fund**"). The Fund is a Cayman Islands-exempted limited partnership, aimed at investing in companies in the growth equity phase and mature cashflow generating businesses with strong growth potential. The Fund looks to invest in companies situated in enterprise software markets aligning with the professional expertise and geographical presence of both the Company and LCP.

The Venture wholly owns A3V GP Co., which serves as the general partner of the Fund. As a limited partner, the Company committed to contribute $50.0 million to the Fund, to be called as needed, for portfolio investments, fees, and expenses of the Fund. The Company also participates in Fund establishment costs and an annual management fee equal to 2.0% of the total commitment. Any future repayment obligations will be triggered upon the receipt by LCP of profit allocations related to the Fund.

As of December 31, 2024, no portion of the Company's $50.0 million commitment has been called or was callable, and the operations of the Fund and the Venture have not materially impacted the Company's financial position, financial performance, or cash flows.

As of December 31, 2024, $2.4 million of management fee and establishment costs were included in accrued expenses and other current liabilities in the consolidated balance sheets. During the year ended December 31, 2024, $2.4 million of management fee and establishment costs were included in general and administrative in the consolidated statements of operations.

16. Stock-Based Compensation

The Company maintains the 2021 Equity Incentive Plan (the "*2021 Plan*"). As of December 31, 2024, 27,186,959 shares remained for future issuance under the 2021 Plan. To date, the Company has issued only stock options, restricted stock and restricted stock units to employees, directors and consultants.

Stock-based compensation was included in the following line items in the consolidated statements of operations:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Cost of revenue	$ 1,315	$ 3,161	$ 2,640
Sales and marketing	8,965	9,518	11,393
General and administrative	20,483	19,338	19,398
Research and development	8,296	4,031	3,787
Total stock-based compensation	$ 39,059	$ 36,048	$ 37,218

Total tax benefit related to vested or exercised awards during the years ended December 31, 2024, 2023 and 2022 was $9.5 million, $2.5 million and $2.2 million, respectively.

Stock Options

The compensation costs for stock option awards are recognized using the straight-line attribution method over the requite service period and are accounted for forfeitures as they occur. Stock options vest over a four-year service period and expire on the tenth anniversary of the date of award.

Certain of the Company's stock option awards (the "*Officer Awards*") included a provision that required the Company to redeem the vested portion of options at fair value in cash upon a separation of service initiated by the Company or upon death or disability of the holder. The Company determined that the redemption feature required the Officer Awards to be classified in mezzanine equity prior to the Apex Business Combination. For share-based payment arrangements with employees, the amount presented in mezzanine equity at each balance sheet date was based on the redemption provisions of the instrument and adjusted for the proportion of consideration received in the form of employee services. The shares underlying the Officer Awards were puttable to the Company upon certain conditions, such as death or disability of the Officer Awards recipients, which the Company determined was not probable; therefore, the Company reclassified the grant-date intrinsic value to mezzanine equity as the awards vested. The Officer Awards were cancelled in 2021, concurrent with the Apex Business Combination. In exchange for the cancellation of the Officer Awards, the Company agreed to deliver to the holders of the Officer Awards a fixed amount of shares equal to the amount of shares the holders would have received if the Officer Awards were exercised on the date of the Apex Business Combination in a net share settlement scenario. The cancelled Officer Awards were treated as modification of the original awards; however, no incremental value exists as a result of the modification. As a result of the cancellation of the original Officer Awards, the $1.7 million mezzanine balance was reclassified to permanent equity on July 1, 2021, and the Company recognized $3.5 million in previously unrecognized compensation costs. As a result, the Company issued 3,592,504 shares in July 2022.

The weighted-average grant date fair value of options granted in the years ended December 31, 2024, 2023 and 2022 was $4.26, $2.49 and $2.71, respectively.

The Company estimated the grant date fair value of these stock options using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2024	2023	2022
Expected term (in years)	6.11	6.11	6.11
Expected volatility	55.85%	59.19%	45.18%
Risk-free rate	4.10%	3.63%	2.16%
Dividend yield	—	—	—

A summary of the Company's stock option activity during the year ended December 31, 2024 is as follows:

	Stock Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
Balance, January 1, 2024	27,192,185	$	4.25	5.91
Granted	469,920		7.26	—
Exercised	(3,415,893)		3.23	—
Forfeited or expired	(966,195)		7.64	—
Balance, December 31, 2024	23,280,017	$	4.32	5.08

As of December 31, 2024, the following table summarizes information about outstanding and exercisable stock options:

	Outstanding				Exercisable		
Exercise Price	Stock Options	Weighted-Average Contractual Life	Weighted-Average Exercise Price		Stock Options	Weighted-Average Contractual Life	Weighted-Average Exercise Price
$ 0.16 - $ 1.59	7,600,165	2.67	$ 1.41		7,600,165	2.67	$ 1.41
$ 1.60 - $ 4.00	9,120,504	5.61	3.90		9,120,504	5.61	3.90
$ 4.01 - $ 9.64	6,559,348	7.14	8.27		4,414,391	6.88	8.71
	23,280,017	5.08	$ 4.32		21,135,060	4.82	$ 4.01

As of December 31, 2024, there was $6.8 million in unrecognized compensation costs related to all non-vested options. This unrecognized stock-based compensation cost is expected to be recognized over a weighted-average period of approximately 1.6 years.

As of December 31, 2024, the Company had 23,280,017 options outstanding and 21,135,060 options exercisable with intrinsic values of $283.8 million and $264.2 million, respectively. During the year ended December 31, 2024, 3,415,893 options were exercised, with a total intrinsic value of $34.8 million. During the year ended December 31, 2023, 2,840,716 options were exercised, with a total intrinsic value of $11.8 million. During the year ended December 31, 2022, 1,799,665 options were exercised, with a total intrinsic value of $6.6 million. Total cash received from exercise of options during the years ended December 31, 2024, 2023 and 2022 was $11.0 million, $5.6 million and $2.8 million, respectively.

Restricted Stock Units

Under the terms of the 2021 Plan, we have issued stock unit awards with a continuous employment condition only ("*Time-Based RSUs*"), and restricted stock unit awards with a continuous employment condition that are also contingent on the Company meeting certain performance goals ("*PSUs*", and together "*RSUs*"). Both types of RSU awards vest over a four-year period from the grant date.

The compensation costs for RSUs are recognized using the straight-line attribution method over the requite service period and are accounted for forfeitures as they occur. RSUs are measured at the fair market value of the underlying stock at the grant date.

A summary of the Company's RSU activity during the year ended December 31, 2024 is as follows:

	Unvested PSUs	Unvested Time-Based RSUs	
	Number of Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2023	—	10,702,589	$ 5.54
Granted	502,676	3,807,121	7.66
Vested	—	(4,805,497)	5.73
Forfeited	—	(547,110)	5.92
Unvested as of December 31, 2024	502,676	9,157,103	$ 6.36

The per share weighted-average grant date fair value of RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $7.66, $4.38 and $5.55, respectively.

The total fair value of shares vested during the years ended December 31, 2024, 2023 and 2022 was $51.3 million, $18.9 million and $8.2 million, respectively.

As of December 31, 2024, there was $53.2 million in unrecognized compensation costs specific to the non-vested RSUs under the 2021 Plan. This unrecognized stock-based compensation cost is expected to be recognized over a weighted-average period of approximately 2.4 years.

Company Earn-Out RSUs

The compensation costs for Company Earn-Out RSUs are recognized using the straight-line attribution method over the requite service period and are accounted for forfeitures as they occur. In order to capture the market conditions associated with the Company Earn-Out RSUs, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the Sponsor Earn-Out RSUs' contractual life based on the appropriate probability distributions. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial. Under this approach, the grant-date fair value of the Company Earn-Out RSUs on July 1, 2021, was determined to be $2.5 million. The stock options underlying the Earn-Out RSUs vest over a four-year period and expire on the tenth anniversary of the date of award. If the contingent milestones of the Earn-Out RSUs are not met by the seventh anniversary of the Apex Business Combination, the holders of the underlying stock options will not receive the Earn-Out RSUs. As of December 31, 2024, all Company Earn-Out RSUs are fully vested. For the years ended December 31, 2024, 2023 and 2022, the Company recorded stock-based compensation expense of $0.3 million, $0.9 million and $0.9 million, respectively, related to these Earn-Out RSUs.

17. Fair Value Measurements

Fair value is the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 — Unobservable inputs for the asset or liability.

	Year Ended December 31, 2024 (in thousands)			
	Level 1	Level 2	Level 3	Total
Assets				
Cash Equivalents:				
Certificates of deposit [1]	$ —	$ 1,504	$ —	$ 1,504
Money market funds	—	4,188	—	4,188
U.S. treasury bills	—	181,210	—	181,210
Short term investments:				
Certificates of deposit [1]	—	165	—	165
Other assets:				
Certificates of deposit [1]	—	39	—	39
Notes receivables [2]	—	—	3,938	3,938
Total	$ —	$ 187,106	$ 3,938	$ 191,044
Liabilities:				
Other liabilities:				
Warrant liabilities [3]	$ —	$ 1,861	$ —	$ 1,861
Total	$ —	$ 1,861	$ —	$ 1,861

	Year Ended December 31, 2023 (in thousands)			
	Level 1	Level 2	Level 3	Total
Assets				
Cash Equivalents:				
Certificates of deposit [1]	$ —	$ 1,533	$ —	$ 1,533
Money market funds	—	4,423	—	4,423
U.S. treasury bills	—	171,841	—	171,841
Short term investments:				
Certificates of deposit [1]	—	3,721	—	3,721
Other assets:				
Notes receivables [2]	—	—	1,840	1,840
Total	$ —	$ 181,518	$ 1,840	$ 183,358
Liabilities:				
Earn-out shares liabilities:				
Earn-out shares [3]	$ —	$ —	$ 18,346	$ 18,346
Other liabilities:				
Warrant liabilities [3]	—	533	—	533
Total	$ —	$ 533	$ 18,346	$ 18,879

[1] The majority of certificates of deposit are foreign deposits.
[2] During 2023, the Company extended a credit facility to LCP with a total commitment of up to $5.0 million and maturities of greater than twelve months (the "*LCP Notes Receivable*"). Refer to "*Note 15 - Growth Equity Fund*" for further details. The LCP Notes Receivable bear interest at an annual rate equal to 8%. As of December 31, 2024 and 2023, the LCP Notes Receivable in the amounts of $3.8 million and $1.8 million, respectively, were included in other assets within the consolidated balance sheets. Fair values are based on discounted future cash flows using current interest rates offered for similar notes to third parties with similar credit ratings for the same remaining maturities.
[3] Refer to "*Note 13 - Company Earn-Out and Warrant Liabilities*" for further details.

The following table summarizes the Company's available-for-sale securities measured at fair value as of December 31, 2024 and 2023, respectively.

	Year Ended December 31, 2024 (in thousands)		
	Amortized Cost	Fair Value	Gross Unrealized Losses
U.S. treasury bills	$ 181,217	$ 181,210	$ (7)
Total	$ 181,217	$ 181,210	$ (7)

	Year Ended December 31, 2023 (in thousands)		
	Amortized Cost	Fair Value	Gross Unrealized Gains
U.S. treasury bills	$ 171,815	$ 171,841	$ 26
Total	$ 171,815	$ 171,841	$ 26

The contractual maturity of the available-for-sale securities held as of December 31, 2024 was within one year.

The following table presents the reconciliation in Level 3 instruments which consisted of earn-out shares liabilities which were measured on a recurring basis for the year ended December 31, 2024.

	Year Ended December 31, 2024
	(in thousands)
Opening balance	$ 18,346
Total losses from the period	
Included in other (expense) income, net	35,786
Reclass from earn-out RSUs	378
Purchases, issues, sales and settlements	
Settlements in shares and cash	(54,510)
Closing balance	$ —

18. Segment information

The Company manages its business activities on a consolidated basis and operates in a single operating segment. Its products and services are sold throughout the world, through direct and indirect sales channels. The Company's chief operating decision maker (the "*CODM*") is the Chief Executive Officer. The CODM makes operating performance assessment and resource allocation decisions on a consolidated basis. The CODM does not review assets in evaluating the results of the segment.

The accounting policies of the segment are the same as those described in "*Note 2 - Summary of Significant Accounting Policies*". The CODM assesses performance for the consolidated entity and decides how to allocate resources based on net income (loss) reported on the consolidated statements of operations. The CODM uses net income (loss) to monitor budgeted versus actual results and to conduct competitive analysis by benchmarking against industry peers. Additionally, net income (loss) serves as a basis for making strategic decisions, such as acquisitions and reinvestments into business, and establishing management compensation linked to segment performance.

The following table sets forth the information about the Company's reported segment revenue, segment profit or loss, and significant segment expenses:

	Year Ended December 31,		
	2024	2023	2022
		(in thousands)	
Revenue:	$ 330,482	$ 271,825	$ 232,339
Less:			
People expenses	185,686	163,138	154,387
Stock based compensation	39,059	36,048	37,218
Cloud and server hosting services expenses	32,496	29,188	22,574
Marketing expenses	12,709	12,400	12,746
Other segment items [1]	89,674	52,552	44,102
Net loss	$ (29,142)	$ (21,501)	$ (38,688)

[1] The other segment items category includes professional services, rent, software maintenance, travel, depreciation and amortization, certain overhead expense, and mark-to-market of earn-out shares liabilities and warrant liabilities.

Revenue by geography is based upon the billing address of the customer. All transfers between geographic regions have been eliminated from consolidated revenue. The following table sets forth revenue by geographic area:

	Year Ended December 31,		
	2024	2023	2022
		(in thousands)	
Revenue:			
North America	$ 135,870	$ 118,490	$ 102,025
EMEA	99,256	81,753	71,635
APAC	95,356	71,582	58,679
Total revenue	$ 330,482	$ 271,825	$ 232,339

The following table sets forth revenue generated by countries which represent more than 10% of total consolidated revenue:

| | | Year Ended December 31, | | |
		2024	2023	2022
		(in thousands)		
Revenue:				
United States	$	135,288	$ 115,799	$ 100,870
Singapore		43,113	30,974	21,915
Germany		41,765	35,775	30,625

The following table sets forth property and equipment, net held within the United States, China and foreign countries:

		December 31, 2024	December 31, 2023
		(in thousands)	
Property and equipment, net:			
United States	$	953	$ 1,137
China		1,193	1,915
Other		3,143	2,066
Total property and equipment, net	$	5,289	$ 5,118

19. Other (expense) income, net

Other (expense) income, net is disaggregated as follows:

| | | Year Ended December 31, | | |
		2024	2023	2022
		(in thousands)		
(Loss) gain on earn-out and warrant liabilities	$	(37,276)	$ (11,454)	$ 4,497
Interest income (expense), net		166	26	(40)
Profits on securities [1]		9,241	8,895	2,811
Foreign currency exchange (loss) gain, net		(660)	(778)	112
Other, net		(3,036)	48	36
Other (expense) income, net	$	(31,565)	$ (3,263)	$ 7,416

[1] Profits on securities consist of interest income from amortization of the discount arising at acquisition of U.S. treasury bills.

20. Loss Per Share

Basic loss per share available to the Company's common shareholders ("**EPS**") is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In computing diluted EPS, the Company adjusts the denominator, subject to anti-dilution requirements, to include the dilution from potential shares of common stock resulting from outstanding share-based payment awards, warrants, earn-outs and the conversion of convertible preferred shares. The Company applies the two-class method in calculating loss per share. The Company's Sponsor Earn-Out Shares described in "*Note 14 — Mezzanine Equity and Stockholders' Equity*" are considered participating securities and have no contractual obligation to shares in the loss of the Company. As such, the weighted-average impact of these shares is excluded from the calculation of loss per share below. As losses were incurred during all periods presented, no earnings per share exists for the Sponsor Earn-Out Shares until vested.

		Year Ended December 31,			
		2024		2023	2022
		(in thousands, except per share amounts)			
Loss per share available to common stockholders, excluding sponsor earn-out stockholders					
Numerator:					
Net loss	$	(29,142)	$	(21,501) $	(38,688)
Net (loss) income attributable to noncontrolling interest		(52)		224	2,942
Total net loss available to common stockholders	$	(29,090)	$	(21,725) $	(41,630)
Denominator:					
Weighted average common shares outstanding		183,721		182,257	181,957
Effect of dilutive securities		—		—	—
Weighted average diluted shares		183,721		182,257	181,957
Basic and diluted loss per share available to common stockholders, excluding sponsor earn-out stockholders	$	(0.16)	$	(0.12) $	(0.23)

To arrive at net loss available to common stockholders, the Company deducted net income attributable to the noncontrolling interest in MaivenPoint and deemed dividends, which related to the redemption, extinguishment, and remeasurement of preferred stock.

For the years ended December 31, 2024, 2023 and 2022, the Company's potentially dilutive securities were deemed to be anti-dilutive given the Company's net loss position. As such, basic loss per share is equal to diluted loss per share for the periods presented.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Stock options	23,280	27,192	29,168
Restricted stock units	9,660	10,703	8,493
Warrants	14,815	17,905	17,905
Company Earn-Outs	—	3,000	3,000
Total potentially dilutive securities	47,755	58,800	58,566

21. Related Party Transactions

The Company has entered into indemnification agreements with its Executive Officers and directors. These agreements, among other things, require AvePoint to indemnify its directors and Executive Officers to the fullest extent permitted by Delaware law, specifically the Delaware General Corporation Law (as the same exists or may hereafter be amended) for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Company's directors or officers or any other company or enterprise to which the person provides services at the Company's request.

22. Subsequent Events

The following material subsequent event occurred since the date of the most recent balance sheet period reported.

Ydentic Holding B.V. Acquisition

On January 29, 2025, the Company consummated an acquisition of Ydentic Holding B.V. and its subsidiaries ("*Ydentic*"). Ydentic is a Netherlands-based SaaS company specializing in centralized multi-tenant management for Microsoft managed services providers. In exchange for 80% of the ordinary shares, the Company paid approximately $15.4 million, and committed to purchase the remaining shares over the next three years

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (in his capacity as "***Principal Executive Officer***") and our Chief Financial Officer (in his capacity as "***Principal Financial and Accounting Officer***"), we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Previously Disclosed Material Weaknesses

In fiscal year 2023, the Company identified a material weakness in our design of controls, particularly around ensuring accuracy and completeness of the information used in our controls. During fiscal year 2024, with the oversight of the Audit Committee of the Board of Directors, the Company implemented a remediation plan (the "***Remediation Plan***"), to address the material weakness identified in 2023. The Remediation Plan consisted of, but was not limited to:

- ■ enhancing the design of controls that address the accuracy and completeness of reports being utilized in the execution of internal controls; and
- ■ establishing additional training related to addressing the accuracy and completeness of data used in controls and the level of documentation required to evidence control activities

We have implemented documented policies and procedures for, and have tested the design, implementation, and operating effectiveness of, the newly designed and enhanced controls. Based upon that testing, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that our previously disclosed material weakness has been remediated as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our system of internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with GAAP. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "***COSO framework***"). Based on management's assessment, our principal executive officer and principal financial and accounting officer concluded that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, Deloitte & Touch LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 9a in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

Other than described above, there have been no changes in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of AvePoint, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of AvePoint, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated financial statements as of and for the year ended December 31, 2024 , of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 27, 2025

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-k.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our Executive Officers and biographical information appears in Part I, Item 1 of this Annual Report. Information about our directors may be found in our Proxy Statement to be filed in connection with our 2025 Annual Meeting of Stockholders (the "*Proxy Statement*") within 120 days after the end of fiscal year ended December 31, 2024. The information required by this item is hereby incorporated by reference to the sections of the Proxy Statement under the captions "Corporate Governance," "Election of Directors," and "Named Executive Officers."

We have adopted the AvePoint, Inc. Code of Ethics and Business Conduct (the "*Code*"), a code of ethics that applies to our employees, officers, and directors (including our Principal Executive Officer and Principal Financial and Accounting Officer) and is a "Code of Ethics for Senior Financial Officers" as defined by applicable rules of the SEC. The Code is publicly available on our Investor Relations website at https://ir.avepoint.com/. Information contained on or accessible through this website is not a part of this Annual Report, and the inclusion of such website address in this Annual Report is an inactive textual reference only. If we make any substantive amendments to the Code or grant any waiver, including any implicit waiver, from a provision of the code to our Executive Officers or directors, we will disclose the nature of the amendment or waiver on our Investor Relations website or in a report on Form 8-K to the extent required by applicable rules and exchange requirements.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the sections of the Proxy Statement under the captions, "Elements of Executive Compensation" and "Non-Employee Director Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is hereby incorporated by reference to the sections of the Proxy Statement under the captions "Security Ownership."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference to the sections of the Proxy Statement under the captions "Transactions with Related Persons" and "Board Leadership Structure."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the section of the Proxy Statement under the caption "Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a.   Financial Statements and Schedules

Our consolidated financial statements can be found in Part II, Item 8 of this Annual Report. Financial statement schedules have been omitted because they are not required, not applicable, or the required information is included in the consolidated financial statements or notes thereto.

b. Exhibits

The following documents are filed as part of, furnished with, or incorporated by reference into, this Annual Report, in each case as indicated therein.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Schedule/ Form	File No.	Exhibit	Filing Date	
3.1	Third Amended and Restated Certificate of Incorporation of AvePoint, Inc.	Form 8-K	001-39048	3.1	May 9, 2024	
3.2	Amended and Restated Bylaws of AvePoint, Inc.	Form 10-K	001-39048	3.2	March 31, 2023	
4.1	Specimen Common Stock Certificate.	Form S-4/A	333-252712	4.4	May 20, 2021	
4.2	Specimen Warrant Certificate.	Form S-1	333-233299	4.3	August 30, 2019	
4.3	Description of Capital Stock	Form 10-K	001-39048	4.3	March 31, 2023	
10.1	Warrant Agreement, dated September 16, 2019, by and between Continental Stock Transfer & Trust Company and Apex.	Form 8-K	001-39048	4.1	September 20, 2019	
10.2†	Form of Indemnification Agreement.	Form S-4	333-252712	10.29	May 20, 2021	
10.3†	AvePoint 2016 Equity Incentive Plan.	Form S-4	333-252712	10.15	February 4, 2021	
10.4†	Form of Stock Option Grant Notice under AvePoint 2016 Equity Incentive Plan.	Form S-4	333-252712	10.16	February 4, 2021	
10.5†	Form of Stock Option Agreement under 2016 Equity Incentive Plan.	Form S-4	333-252712	10.17	February 4, 2021	
10.6†	AvePoint 2021 Equity Incentive Plan.	Form S-4	333-252712	10.18	February 4, 2021	
10.7†	Form of Stock Option Grant Package under AvePoint 2021 Equity Incentive Plan.	Form 8-K	001-39048	10.13	July 7, 2021	
10.8†	Form of RSU Grant Package under AvePoint 2021 Equity Incentive Plan.	Form 8-K	001-39048	10.14	July 7, 2021	
10.9†	AvePoint 2021 Employee Stock Purchase Plan.	Form S-4	333-252712	10.19	February 4, 2021	
10.10†	Employment Agreement, dated January 1, 2021, by and between AvePoint and Xunkai Gong.	Form S-4	333-252712	10.21	February 4, 2021	
10.11†	Employment Agreement, dated January 1, 2021, by and between AvePoint and Tianyi Jiang.	Form S-4	333-252712	10.22	February 4, 2021	
10.12†	Employment Agreement, dated January 1, 2021, by and between AvePoint and Brian Brown.	Form S-4	333-252712	10.23	February 4, 2021	
10.13†	Employment Agreement, dated February 25, 2025, by and between AvePoint and James Caci.					X
10.14	2022 Performance-Based Annual Incentive Plan	Form 10-K	001-39048	10.29	March 31, 2023	
10.15	Loan and Security Agreement, dated November 3, 2023, by and between AvePoint, Inc. and HSBC Bank USA, National Association.	Form 8-K	001-39048	10.1	November 6, 2023	
10.16	Pledge Agreement, dated November 3, 2023, by and between AvePoint, Inc. and HSBC Bank USA, National Association.	Form 8-K	001-39048	10.2	November 6, 2023	
10.17	Revolving Note, dated November 3, 2023, by and between AvePoint, Inc. and HSBC Bank USA, National Association.	Form 8-K	001-39048	10.3	November 6, 2023	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries.					X

23.1	Consent of Deloitte and Touche LLP, independent registered public accounting firm.						X
24.1	Power of Attorney (included in the signature page hereto).						
31.1	Certification of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.						X
31.2	Certification of Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.						X
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.						X
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.						X
97.1	Compensation Recovery Policy	Form 10-K	001-39048	97.1	February 29, 2024		X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.						X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.						X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.						X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.						X
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.						X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.						X
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101).						X

** Furnished herewith. Any exhibit furnished herewith (including the certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto) are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

+ Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. We agree to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

† Indicates a management contract or compensatory plan, contract or arrangement.

^ Certain portions of this Exhibit will be omitted because they are not material and would likely cause competitive harm to us if disclosed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

AVEPOINT, INC.

Date: February 27, 2025	/s/ Tianyi Jiang
	Name: Tianyi Jiang
	Title: Chief Executive Officer
	(Principal Executive Officer)
Date: February 27, 2025	/s/ James Caci
	Name: James Caci
	Title: Chief Financial Officer
	(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tianyi Jiang and Brian Michael Brown, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to do any and all acts and things and to execute in his or her name (whether on behalf of AvePoint, Inc. (the "*Company*") or as an officer or director of the Company, or otherwise) any and all instruments and to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Xunkai Gong Xunkai Gong	Executive Chairman and Director	February 27, 2025
/s/ Tianyi Jiang Tianyi Jiang	Chief Executive Officer and Director (*Principal Executive Officer*)	February 27, 2025
/s/ James Caci James Caci	Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 27, 2025
/s/ Brian Michael Brown Brian Michael Brown	Chief Legal and Compliance Officer, Secretary, and Director	February 27, 2025
/s/ Janet Schijns Janet Schijns	Director	February 27, 2025
/s/ Jeff Teper Jeff Teper	Director	February 27, 2025
/s/ John Ho John Ho	Director	February 27, 2025
/s/ Jeff Epstein Jeff Epstein	Director	February 27, 2025

Stock Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The graph below compares the Company's cumulative total shareholder return on common stock with the cumulative total return of the S&P 500 Index and the S&P 500 Application Software Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 7/2/2021 to 12/31/2024.



COMPARISON OF 4 YEAR CUMULATIVE TOTAL RETURN*
Among AvePoint, Inc., the S&P 500 Index
and the S&P 500 Application Software Index

*$100 invested on 6/30/21 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

